
MELO
CONFIANZA POR TRADICIÒN

May 10th, 2010


10015723

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

SUPPL



Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for The quarter ended June 30th, 2009.

2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for The quarter ended September 30th, 2009.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6970, 323-6978 or 323-6900.

Sincerely yours,

Miguel Galdames
Director of Credit and Finance

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

dw 5/14

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on June 30, 2009

Business Name of the Issuer: GRUPO MELO, S.A.

Registered securities: Common Stocks

TELEPHONE: 221-0033 FAX 224-2311

Address: VIA ESPAÑA 2313, RIO ABAJO

EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conforms the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 6 Divisions: Foods, Stores, Machinery, Restaurants, Real State and Services.

- This document has been prepared with the knowledge that its contents will be at disposition of the public investor and to the general public.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

The current assets at June 30th, 2009 totalized US$84.4 millions, which represents a decrease of B/.3.5 millions or 4% versus December 2008. This decrease reflex on the receivable account and documents (B/.4.8 millions) product of the decrease of sales of the Real State Division in this first semester and especially for the special collecting program for the agriculture sector performed by the Stores Division. On the inventory there was a decrease of (US$.1.2 millions) mainly due to the measures of control taken from the beginning of the year in the Division of Machinery to adequate the inventory at the actual sales level. The cash deposits for the purchase of grains decreased due to the effect of the stabilization of prices and the arrival of the embarks. The above mentioned movements produced an increase in the cash account of the Grupo.

The liquidity position of Grupo Melo at June 30th, 2009 positioned on 1.28, which represented a decrease versus December 2008 (1.34), product of the actual composition of the debt and that includes current maturity date of the long term debt contemplated on our program of payments for 2009.

B. Capital Resources

The total assets for the first semester of 2009 shows a decrease of $1.6 millions versus December 2008, due to the effect of the compliance of the corresponding payments of the banking debt.

The patrimony at June 2009 shows an increase of $1.6 millions versus December 2008, due to profits ratio. This produces that the relation Debt to capital finishes on 1.66 which is much better than 1.72 we had at the closing on December 2008.

C. Results of the Operations.

For the first semester of 2009, Grupo Melo reached accumulated sales totalizing US$.124 millions, which represents a light increase of 0.7% versus the same period of the previous year. The low growth showed by the sales is a consequence of the economic deceleration that affects directly two of the divisions of the Grupo, The Machinery Division and the Real State Division.

The gross profits of the Grupo at March 2009 is of US$.52 millions, lower than June 2008 on a 3.4%, due to the increase of the costs of the ingredients for the elaboration of fodders, the deflation of some agriculture inputs and the sales of land plots and reposed houses which have a lower margin. The gross margin for the Grupo is of 41.8% falling 1.7% versus June 2008.

The total of the general and operations expenses at June 2009 is of $41.6 millions, which is equivalent to a decrease of $384 thousands generated principally for the decrease of the electric power

The net profit of the Grupo in the first semester of 2009 is of US$.3.8 millions, with a decrease of US$.2.2 millions versus the same period last year. The net margin was also fall from 4.89% to 3.02%.

D. Analysis of Perspectives.

In the international markets generally exists a volatility in the prices of the raw materials, which impede that the producers have a clear projection of their purchases at the future, creating uncertainty in this activity. Actually, the costs present low prices versus the last year, nevertheless the costs of the electric power continues high and the national corn actually has a price above the 17.00 dollars a quintal, which is a higher that the international price of this title, those elements affect the costs of the production of this poultry activity. We continue monitoring the

behavior of the economic activity of the country; and the starting figures appoints that already are showing signs of deceleration of the economic activity. In the mean time, it has not shown this process within the poultry industry. On the other hand, the change of government took place on July 1 of the current year 2009 creating that the national producers to be o remain in doubt on the economic policies that will be applied by the new government. On top of everything, the incidence that will have on the levels of economic openings and the pertinent tariff policies that will bestow the import of products produced nationally.

In relation with the producing process, the Poultry Group maintains implementing measures that increases such process. In the Poultry Processing Plant of Juan Diaz was install a modern machinery for the automatic remove of the bones from the fowl breast, which is the first one installed in this country. During this quarterly we finished modernizing the Agency of Changuinola equipping it with new in refrigerating installations for poultry products and storage of eating eggs. This positions us in conditions to take care of a powerful region with great potentials on tourism developing. The perspectives for the third quarterly of 2009 presents a panoramic of relative uncertainty that will depend on the behavior of the economy versus the international crisis and for the economic policies assumed for the new government.

The exports on Division of Food have improved beginning year 2009 showing an increase of 10% versus the year 2008. The Free Trade Agreement (TLC) with Honduras favored the exports. The sales of new products in the domestic market stands out on year 2009, including the new products of aggregated value as the "Corn Rolls with Coconut" launched this quarterly. For July, August and September will initiate a new advertising campaign named "Time to Share", in the same manner we launched again the typical panamanian snack that is a promotional duo-pack of Corn Roll with Pork Sausage and in the side of frozen products, the children's favorite , the Melo's Chicken Nuggets, now come together with the Melo's Yuka Sticks advertised as the "More Funny Extra Dish" of the year.

On the second quarterly of the year 2009 the Department of Restaurants inaugurated two new premises located in Vista Alegre-Arraijan and in the area of La Espiga of Chorrera. Both premises received an excellent welcome by the customers of that sector. Following the expansion strategy, for the third quarterly is programmed the opening of a premise at the entrance area of the real state development San Antonio in the Via Tocumen. Additionally, will start operations of two new restaurants located in Aguadulce and David, Chiriqui, both on the Interamericana Highway.

The deceleration of the Panamanian economy affects the activities related with the line of construction and automotive sectors. The sales of the Department of Machinery fall 22% versus last year, so it is the reason that we keep a plan to explore new markets niches, to control purchases to maintain optimal inventory levels and to preserve liquidity through a healthy credit portfolio. For the next quarterly the perspectives of sales must improve with the events of Capac Expo Habitat in the month of September and the possibilities to participate in the expansion of the Panama Canal and other projects of infrastructure.

The Department of Stores started to experiment the effects of the world financial crisis. Recently started operations the new store Agriculture and Cattle Melo in Commercial Center Chirqui Mall, in the City of David. In third quarterly, traditionally initiates the merge of the crops of corn, rice and the summer cultives of varieties for export, this season is of great activity for this Division. Additionally, we had acquired new representations that opens new opportunities to increase the participation in the agriculture and cattle sector.

Anticipates a sustainability in the construction industry product of the expansion works of the Panama Canal, the start of the programs of social interest housing by the Central Government, for important tourism projects and the continuity of the constructions projects in the city of Panama that will pass from the face of grey

work to the face of finishing works, which impulses the sales on the stores Comasa and Multilaminas.

Continuing our expansion plans of the chain of Melo Pet & Garden stores, will be starting the construction works of a new branch in the city of Colon during the III Quarterly of this year. At same, are considering other areas of the capital city for the establishment of new branches of this chain dedicated to the care of pets and gardens.

The new sales plans implemented in the second quarterly of year 2009 the Division of Real Estate achieved the awaited results, registering an increase of 37% versus the first quarterly of the years 2009. This quarterly shows clues of recuperation for the fact of obtaining a 92% increase in the name of separations versus the previous quarterly. Nevertheless, still shows a pronounced fall of 37% on sales, due to the low investment in the purchase of real state experimented in the international market.

The objective for this third quarterly of 2009 is focus on implementing a new strategy of direct market to increase the number of visitors to the projects by inviting groups and prospects. Regarding to the development of new suburban will finish the works of infrastructure of Galicia and Santo Domingo.

II PART

FINANCIALSUMMARY

(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 30/06/09	Quarterly At 31/03/09	Quarterly At 31/12/08	Quarterly at 30/09/08
Total Sales or Incomes	125,494	61,290	265,907	198,665
Operation Margin	6..21%	5.29%	6.32%	7.07%
General and Administrative Expenses.	41,579	20,098	83,025	64,62
Net Profit or Loss	3,762	1,842	10,340	10,05
Shares issued and circulating*	2,402,730	2,372,704	2,327,704	2,327,704
Profit or Loss per share*	$1.55	$0.79	$4.48	$4.32
Depreciation and Amortization	3,960	2,001	7,101	5,43
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At30/06/09	Quarterly At 31/03/09	Quarterly At 31/12/08	Quarterly at 30/09/08
Current Assets	84,415	85,366	87,923	90,85
Total Assets	175,188	173,499	175,103	178,8
Current Liabilities	66,201	63,884	65,609	68,82
Long Term Debt	43,007	44,099	45,156	45,52
Preferential Stocks	0	0	0	0
Paid Capital	44,210	40,497	40,223	40,22
Retained earnings	21,563	24,845	23,959	24,13
Total Stockholders equity	65,980	65,516	64,337	64,54
FINANCIAL RATIOS				
Dividend / Share	$1.72	$0.29	$1.77	$1.77
Total Debt/ Patrimony	1.66	1.65	1.72	1.77
Working Capital	18,214	21,482	22,314	22,02
Up-to-date Rate	1.28	1.34	1.34	1.32
Operative earnings / Financial Expenses	2.25	2.29	2.83	3.30

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARRANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating. The Stocks do not have warrantor as it do not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Commission of Values, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Commission of Values.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.	6,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from August 31st, 2009.

Eduardo Jaspe
Vicepresident

Consolidated Financial Statements

(Translation of financial statements originally issued in Spanish)

Report **Grupo Melo, S. A.**

Year ended June 30, 2009

CONTENTS

General Information....1
Independent Auditors' Report....3
Consolidated Balance Sheet....5
Consolidated Income Statement....7
Consolidated Statement of Changes in Shareholders' Equity....8
Consolidated Statement of Cash Flows....9
Notes to Consolidated Financial Statements....11
1: Corporate Information....11
2: Statement of Compliance....16
3: Basis for Preparation of the Financial Statements....17
3.1: Basis of Consolidation....17
3.2: Significant Accounting Judgments and Estimates....17
4: Summary of Significant Accounting Policies....18
5: Cash....24
6: Notes, Accounts and Mortgages Receivable, Net....24
7: Inventories and Biological Assets....26
8: Investment, under the equity method....26
9: Property, Equipment and Improvements, Net....27
10: Forestal Investment....29
11: Interest-Bearing Loans and Borrowings....30
12: Negotiable Commercial Securities....31
13: Bonds Payable....31
14: Accrued Expenses and Other Liabilities....34
15: Industrial Incentives....34
16: Income Tax....35
17: Dividends Paid....36
18: Capitalization of Retained Earnings....36
19: Segment Information....37
20: Discontinued Operations....40
21: Adjustments from Prior Periods....41
22: Financial Risk Management Objetives and Policies....41
23: Fair Value of Financial Instruments....43
24: Earnings per Share – Basic and Diluted....44
25: Related Party Transactions....44
26: Other Income....46
27: Employee Benefits....46
28: Other Expenses....47
29: Commitments and Contingencies....48
30: Reclassifications....50

Other Financial Information

Consolidated Balance Sheet....51
Consolidated Income Statements....53
Consolidated Statements of Retained Earnings....53

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Juan Manuel Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy Director

Registered Address
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas Panama Branch
Citibank, N.A.
Banco Aliado, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia
BAC Panama, S. A.
Multibank
Metrobank
Banco Panameño de la Vivienda, S. A.
Banco Nacional de Panamá
Banco Panamá, S. A.
Arrendadora Internacional, S. A.
Finanzas Generales, S. A.

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Stock Broker
MMG Asset Management
Mundial Asset Management

External Auditors
Ernst & Young

INDEPENDENT AUDITOR'S REPORT

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 30 of June of 2009 and 30 of December of 2008,the connected states consolidated of results and cash flow, for the three finished months the 30 of June 2009 and 2008 in accordance with International Financial Reporting Standars. All information including the financial statements is responsibility of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, wose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Base in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standars.



Rogelio A. Williams C.
C. .P. A. 2678

July 23, 2009
Panama, Republic of Panama

(Amounts expressed in B/. balboas)

Notes		June 2009	December 2008
	ASSETS		
	Current Assets		
5	Cash	B/. **5,822**	B/. 2,438
6, 25	Notes, accounts and mortagage receivable, net	**21,392**	26,202
7	Inventories and biological assets	**49,819**	51,038
29	Cash deposits for purchase of grains	**564**	1,917
	Parcel land for sale	**5,097**	4,410
	Prepaid income tax	**205**	623
	Prepaid expenses	**776**	555
20	Assets held for sale	**740**	740
		84,415	87,923
	Non-current Assets		
6,23	Notes receivable, net of current portion	**3,101**	2,809
16	Deferred income tax	**286**	286
8	Investmens under the equity method	**2,452**	2,311
	Undeveloped land	**9,790**	8,083
9	Properties, equipment and improvements, net	**61,676**	61,372
10	Forestal investment	**4,254**	4,183
	Severance fund	**3,071**	2,926
	Other assets	**6,143**	5,210
		90,773	87,180
	TOTAL ASSETS	**B/. 175,188**	B/. 175,103

Notes			June 2009		December 2008
	LIABILITIES AND SHAREHOLDERS' EQUITY				
	Current Liabilities				
9, 11	Interest-bearing loans and borrowings	**B/.**	**22,104**	B/.	22,827
12	Negotiable commercial securities		**8,759**		8,759
9, 13	Bonds payable		**4,229**		4,248
	Notes and accounts payable - trade		**26,578**		26,051
14,23	Accrued expenses and other liabilities		**4,531**		3,724
			66,201		65,609
	Non-Current Liabilities				
	Provision for seniority premium		**3,932**		3,790
9, 11	Interest-bearing loans and borrowings		**10,522**		11,937
9, 13	Bonds payable		**28,553**		29,429
			43,007		45,156
29	**Commitments and contingencies**				
	Shareholders' Equity				
	Issued capital common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2, (2008-2,327,704))		**44,210**		40,223
	Retained earnings		**21,563**		23,959
	Deemed dividend tax		**(68)**		(68)
			65,705		64,114
	Minority interest		**275**		224
	Total Shareholders' Equity		**65,980**		64,338
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**B/.**	**175,188**	B/.	175,103

The accompanying notes are an integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Income Statement
Year ended June 30, 2009

(Amounts expressed in B/. balboas)

		2008		2007
Revenue				
Net sales	**B/.**	**124,497**	B/.	123,636
Other income		**893**		1,121
Changes in the inventory of goods in process and finished goods		**3,964**		(1,641)
Goods purchased for sale		**(47,533)**		(49,732)
Raw material and material used		**(25,409)**		(14,955)
Parcel land sold		**(3,498)**		(3,480)
Employees benefits		**(19,039)**		(18,128)
Depreciation and amortization		**(3,960)**		(3,587)
Advertising, marketing and ads		**(1,217)**		(1,531)
Other expenses		**(21,323)**		(22,304)
Interest and financial charges		**(2,882)**		(2,862)
Interest income		**104**		196
Share of profit of associate		**80**		112
Income before tax and discontinued operations		**4,677**		6,845
Income tax		**(915)**		(801)
Net income before discontinued operations	**B/.**	**3,762**		6,044
Attributable to:				
Equity holders of the parent	**B/.**	**3,727**	B/.	6,016
Minority interests		**35**		28
	B/.	**3,762**	B/.	6,044
Earnings per share -basic and diluted	**B/.**	**1.55**	B/.	2.60
Book value per share	**B/.**	**27.46**	B/.	26.01

The accompanying notes are an integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Changes in Shareholders' Equity
Years ended June 30, 2009
(Amounts expressed in B/. balboas)

Notes		*Authorized Common Shares*		*Issued Capital*		*Retained Earnings*		*Complementary Tax*		*Minority Interest*		*Total*
	As of January 1, 2009	2,242,642	B/.	36,213	B/.	19,704	B/.	(68)	B/.	212	B/.	56,061
	Prior period adjustments	-		-		10,294		-		46		10,340
17	Dividends paid in cash	-		-		(2,061)		-		(34)		(2,095)
17	Dividends paid in shares	85,062		2,058,640		(2,058,640)		-		-		-
	Income acquired affiliates	-		-		32,030		-		-		32,030
	Capitalized earnings	-		1,950,847		(1,950,847)		-		-		-
	As of December 31, 2008	85,062	B/.	4,009,487	B/.	(3,979,518)	B/.	-	B/.	(34)	B/.	29,935

The accompanying notes are an integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows
Years ended June 30, 2009
(Amount expressed in B/. balboas)

		JUNE		
		2009		2008
Cash flows from operating activities				
Income before tax and discontinued operations	B/.	4,677	B/.	6,845
Adjustments to reconciliate income before tax:				
Provision for doubtful accounts		99		364
Provision for slow moving or obsolete inventory		(80)		(112)
Share of profit of associate		3,960		3,587
Depreciation and amortization		552		195
Provision for seniority premium				
Operative Results before changes in working capital		9,288		10,879
Inventories and biological assets		4,339		(1,046)
Cash deposits for purchase of grains		1,219		(425)
Inventories		1,353		-
Parcel land for sale		(687)		(1,173)
Prepaid expenses		(221)		(432)
Undeveloped land		(1,707)		(660)
Other assets		(933)		(304)
Notes and accounts payable - trade		527		(3,914)
Accrued expenses and other liabilities		807		(241)
Seniority premium paid		(410)		(25)
Cash proceeds from operations		13,575		2,659
Income tax paid		(497)		(732)
Net cash flows from operating activities		13,078		1,927
Next ...		13,078		1,927

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows (continued)
Years ended June 31, 2009

(Amounts expressed in B/. balboas)

Notes			JUNE 2009		2008
	Continued...	**B/.**	**13,078**	B/.	1,927
	Cash flows from investment activities				
	Severance fund contribution, net		**(145)**		(157)
	Investment, at equity		**(61)**		(27)
	Purchase of property, equipment and improvements		**(4,264)**		(7,999)
10	Forestal Investment		**(71)**		(79)
	Net cash flows used in investment activities		**(4,541)**		(8,262)
	Cash flows from financing activities				
	Loans and lease obligations payments		**(27,114)**		(24,168)
	Proceeds from new loans and lease obligations		**24,975**		35,129
	Redemption of bonds		**(894)**		(1,764)
	Dividends paid		**(2,136)**		(2,059)
	Dividends paid to minotory		**16**		-
	Net cash flows from financing activities		**(5,153)**		7,138
	Net decrease in cash		**3,384**		803
	Cash as of January 1		**2,438**		2,661
5	**Cash At June 30**	**B/.**	**5,822**	B/.	3,464
	Additional information				
	Interest earned	**B/.**	**104**	B/.	196
	Interest paid	**B/.**	**(2,882)**	B/.	(2,862)

The accompanying notes are an integral part of the consolidated financial statements.

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used.

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, construction material sale, fast food chains, food processing, real estate and reforestation.

Corporate Governance

Corporate Governance Policies Summary

The policies and practices of the Board of Directors set forth the Corporate Governance standards as described hereafter. These standards, as applied to the Group and its subsidiaries, have been established voluntarily.

Corporate Governance operates through a Committee of Board members; in addition there is an Audit Committee, an Executive Compensation and Human Resources Committee, a Governance and Strategy Committee, and a Finance Committee.

Corporate Governance objectives, which were adopted since the beginning, have the following purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command, for delegation of authority and responsibility.
- To create processes to identify, verify and control ethical and operational risks.

1. Corporate Information (continued)

Corporate Governance (continued)

- To establish executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

The Board of Directors' guidelines establish the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Procedures for decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance with accounting policies and risk control measures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial performance.

Executive Committee

The Executive Committee meets weekly and its decisions are presented before the Group's Board of Directors at their monthly ordinary meetings. Clause ninth of the Corporate By Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on the business, its management, objectives and policies applicable to the corporation which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' approval or modification.

The Executive Committee of the Board of Directors will always act under delegation by the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The main members of Executive Committee of the Board of Directors will be the ones that will occupy positions of Directors – Officers of the Board of Directors whilst also be part of corporation management or its subsidiaries, and alternate members will be three Company Excutives or from its subsidiaries or affiliates, nominated by the Principal Members.

Permanent Committees of the Board of Directors

The Audit, Executive Compensation and Human Resources, Corporate Governance and Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its ordinary monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors' ordinary meeting held on May 21, 2005. The current members are:

1. Corporate Information (continued)

Audit Committee

Miguel De Janón - Principal
Juan Manuel Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico F. Melo Klepitch - Principal

Executive Compensation and Human Resources Committee

José Luis García de Paredes – Principal
Alfonso De la Espriella – Principal
Carlos Henríquez – Principal
Laury Melo de Alfaro – Principal
Arturo D. Melo Sarasqueta – Principal
Arturo D. Melo Klepitch – Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso De la Espriella– Principal
Federico F. Melo Klepitch - Principal

Finance Committee

Juan Manuel Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henríquez- Principal
Eduardo Jaspe L. - Principal

Grupo Melo employees participating as members of any committee do not receive any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited consolidated financial statements and recommend their approval to the Board of Directors.

1. Corporate Information (continued)

Audit Committee (continued)

- To study, analyze, review and control the necessary financial operations of each of the companies in Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to stay informed of their annual work program.
- To analyze affiliates' audited and non-audited consolidated financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates and divisions, informing the Board of Directors on relevant findings.
- To verify implementation of corrective measures adopted from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal controls implemented, including programmed controls, and report to the Board of Directors on test results, along with relevant suggestions.
- To initiate and recommend studies on possible application of tax incentives.
- To analyze the subsidiaries' semi-annual business results, in order to conduct the appropriate tax planning projections and evaluate related proposals from the Controller and Internal Auditors.
- In the process of performing its responsabilities, the Committee may:
  a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, after previous notice to the Group's President.
  b) When summoning the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, invite them with a minimum of two weeks prior notice, advising them of the issues to be discussed.

1. Corporate Information (continued)

Executive Compensation and Human Resources Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel turnover among Grupo Melo's executives.

Permanent Work Plan

- Ensure fulfillment of the executive performance assessment program.
- Perform anonymous survey to the executive personnel, in order to determine their level of satisfaction within their work environment.
- Ascertain that executive personnel are compensated per industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel.
- Analyze executive compensation in accordance with hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Committee

The Corporate Governance and Strategic Committee's functions are:

- Enforce Grupo Melo and its subsidiaries' operations with corporate government standards.
- To recommend amendments or expansion of Corporate Government rules, so as to maintain them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as a consulting body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor fulfillment of the Group and its affiliates' strategic plans.

1. Corporate Information (continued)

Finance Committee

Grupo Melo's Finance Committee functions will be to present to the Board of Directors the observations and recommendations on the following subjects:

1. Finance and budget objectives in the short and medium term.
2. Strategies for achieving an optimal financial structure.
3. Strategies to follow with the group's financial suppliers, including obtaining the best possible financial costs.
4. Any other financial matter arising within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' monthly ordinary meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those with whom we conduct business, respecting their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of their hierarchy within the Group, and ensure that there is neither harassment nor discrimination, at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; communicate about our activities within the Group truthfully, offer cooperation and work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be omitted or distort to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which, by their very nature, imply an implicit duty to maintain confidentiality.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2. Statement of Compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

3. Basis for Preparation of the Financial Statements

The consolidated financial statements have been prepared on a historical cost basis, except for forestal investments which are presented at fair value.

The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

3.1 Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Inversiones Pio Juan, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollos, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. Desarrollo Las Guacamayas, S. A., Desarrollo Los Macanos, S. A., Bienes Raíces Cerro Azúl, S. A., Bienes Raíces Azúl Homes, S. A., Rioca Real Estate, S. A., Administradora Rioca, S. A., Desarrollo Rioca, S. A., Bienes Raíces Rioca, S. A., Inversiones Rioca, S. A., Rioca Investment, S. A., Rioca Development, S. A., Rioca Managments, S. A., Inmobiliaria Rioca, S. A., Rioca Internacional, S. A., Aministradora Cerro Azul, S. A., Administradora Altos del María, S. A. y Desarrollo Las Colinas, S. A., after the elimination of all material intercompany transactions and balances.

The subsidiaries' financial statements are prepared for the same reporting year as the Parent Company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in a subsidiary, Estrategias y Restaurantes, S. A., which does not fully belong to the Group.

3.2 Significant accounting estimates and judgments

The preparation of the Group's consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of the allowance for doubtful accounts, the allowance for slow-moving or obsolete inventory, and the provision for seniority premium and indemnity.

3.2 Significant accounting judgments and estimates (continued)

Judgments:

In the process of applying the Group's accounting policies, management has made judgments related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

4. Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flow statements comprises cash in banks, petty cash and current accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtful accounts. An allowance for doubtful accounts is made when the full amount's collection is no longer probable. Bad debts are written off when they are identified.

Mortgages receivable

Mortgages receivable are credits issued to clients who purchase lots and homes developed by the company. The maturity period is usually between one and fifteen years for lots, and homes are sold with a banking guarantee. The mortgage is annulled if the client defaults by three payments, and the matter is taken to an executory proceeding.

Inventories

Inventories are valued at the lower of cost and net realizable value using the following methods:

• Finished goods	Average cost
• Machinery and automobiles inventory	Specific costs according to supplier invoices
• Parceled land for sale	Land purchased to develop and re-sell is valued at cost
• Inventory of layer and breeding hens	Hens in the stage of release are valued at cost Hens in production stage are valued at amortized cost

4. Summary of Significant Accounting Policies (continued)

Accumulated severance fund / seniority premium and indemnity

Labor laws establish that employers must have a severance fund to pay the worker upon termination of the labor relationship, regardless of cause, plus a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting.

Under the equity method, the investment in an associate is initially carried at cost, recognizing subsequently, the carrying amount of the investment increases or decreases based on the Group's share of investee's results. Dividends received from the associate are credited to the investment carrying amount. Purchased goodwill relating to the associate is included in the carrying amount of the investment and is not amortized. After applying the equity method, the Group determines, on an annual basis, whether it is necessary to recognize an impairment loss in connection to its investment in the associate.

Property, equipment and improvements

Property, equipment and improvements are recorded at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 20 years

The recorded values of property, equipment and improvements are reviewed to determine impairment exist when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Losses from impairment are recognized in the consolidated income statement.

4. Summary of Significant Accounting Policies (continued)

Property, equipment and improvements (continued)

An item of property, equipment and improvements is derecognized upon disposal or when the Group does not expect future economic benefits from its use. Any gain or loss arising from derecognition of the assets, calculated as the difference between the net disposal proceeds and the carrying amount of the assest, is recognized in the results of the year in which the transaction is performed.

Forestal investment

The Group recorded as forestall investment the reforesty costs, payments made to execute the forestall development plan, as well as handling and current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in operations.

Accounts and accrued expenses payable

Liabilities for accounts and accrued expenses payable which are normally settled on 30-90 day terms are carried at cost, which is the fair value to be paid in the future for goods and services received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All interest bearing - loans and borrowings are initially recognized at cost, which is the fair value of item received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated taking into account any discount or premium on the transfer. Liabilities, which are held for trading, are subsequently measured at fair value. The Group recognized profit or loss in the result of the year when the financial liability is written off and through the amortization process.

Borrowing costs

Borrowing costs are recognized as expenses when incurred.

Taxes

Current income tax

The Group calculates income tax by applying adjustments from certain items, affected by, or subject to income tax, in conformity with current tax regulations. Current tax, corresponding to the present period and to prior periods, is recognized by the Group as a liability as long as it is not settled. If the amount already paid, which corresponds to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

4. Summary of Significant Accounting Policies (continued)

Deferred income tax

Deferred income tax is determined by applying the liability method to all temporary differences existing between the asset, liability, and net equity tax base and the amounts recorded for financial purposes as of the balance sheet date. Deferred income tax is calculated using the tax rate expected to apply in the period in which the asset is estimated to be realized or the liability is settled. Deferred tax assets are recognized only when there is reasonable probability of their realization.

The carrying amount of a deferred tax asset is under review at each balance sheet date. The Group reduces the amount of the deferred tax asset's balance to the extent that it estimates that it will not have sufficient tax earnings in the future to allow to charge against it all or part of the benefits from the deferred tax asset. Also, at each financial period close, the Group reconsiders deferred tax assets that it had not recognized previously.

Sales tax

Revenue from sales is recorded by the Group at amounts net of sales tax, and a liability is recognized in the balance sheets for the related sales tax amount. The acquisition of assets and expenses are recorded by the Group for amounts net of sales tax if these taxes are credited in favor of the Group by tax authorities, recognizing the amount receivable accumulated in the balance sheets. When the sales tax is not credited, the Group includes the tax as part of the expense or the asset, as appropriate.

Leases

The Group as lessee

Finance leases, which transfer to the Group substantially all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the beginning of the lease term, and disclosed as property, equipment and improvements. The lease payments are proportional between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations. Capitalized leased assets are depreciated over the estimated useful life of the asset.

Treasury Shares

Shares that are repurchased are deducted from equity and voided. The Group does not recognize a gain or loss in the purchase, sale, issuance or cancellation of its own shares.

4. Summary of Significant Accounting Policies (continued)

Impairment of non-financial assets

The Company assesses the carrying amounts of its non-current assets at each reporting date to determine reductions in value when events or circumstances indicate that recorded values may not be recovered. If any such indication exists, and the carrying amount exceeds the recoverable amount, the Company measures the assets or cash-generating units at their recoverable amounts. Resulting adjustments are recorded in the results of the year in which they are determined.

Segment information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of ownership of goods have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

4. Summary of Significant Accounting Policies (continued)

Derecognition of financial assets and liabilities

Financial assets

Financial assets are derecognized by the Group when the rights to receive cash flows from the asset have expired; or when it transfers the financial asset and also transfers risks and benefits from the asset and surrenders contractual rights to receive cash flows from the asset, or when the Group retains the contractual rights to receive cash flows and assumes the obligation to pay them to one or more parties.

Financial liabilities

Financial liabilities are derecognized when the obligation has been paid, cancelled or expires. When a financial liability is replaced by another, the Company derecognizes the original and recognizes a new liability. Differences that may result from these financial liability replacements are recognized through income or loss when incurred.

Provisions

A provision is recognized when the Group has a present obligation, legal or implicit, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation's amount can be made. The amount of recorded provisions is assessed periodically and required adjustments are recorded in the results of the year.

New International Financial Reporting Standards (IFRS) and Interpretations not yet adopted

As of the consolidated balance sheet date there are new standards, modifications and interpretations of standards that are not yet effective as of June 30, 2009. Therefore, they have not been applied to the presentation of the consolidated financial statements:

- IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements: beginning on or after July 1, 2009.

- IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items: beginning on or after July 1, 2009.

(Amount expressed in B/. balboas)

4. Summary of Significant Accounting Policies (continued)

New International Financial Reporting Standards (IFRS) and Interpretations not yet adopted (continued)

- IFRIC 15 Agreement for the Construction of Real Estate: beginning on or after January 1, 2009.
- IFRIC 16 Hedges of a Net Investment in a Foreign Operation: beginning on or after October 1, 2008.

The Group is evaluating the impact of these standards and interpretations in future financial statements.

5. Cash

		June, 30		
		2009		2008
Cash on hand	**B/.**	**133**	B/.	121
On demand accounts		**5,689**		2,317
	B/.	**5,822**	B/.	2,438

There are no restrictions on cash.

6. Notes, Accounts and Mortgages Receivable, Net

		June, 30		
		2009		2008
Notes receivable	**B/.**	**2,215**	B/.	2,429
Accounts receivable - clients		**17,354**		20,303
Mortgages receivable		**5,654**		6,395
Accounts receivable - intercompanies		**368**		436
		25,591		29,563
Allowance for doubtful accounts		**(2,048)**		(1,880)
		23,543		27,683
Accounts receivable - other:				
Employees		**164**		129
Other		**786**		1,199
		24,493		29,011
Less: current portion of notes, mortgages and accounts receivable clients		**21,392**		26,202
	B/.	**3,101**	B/.	2,809

6. Notes, Accounts and Mortgages Receivable, Net (continued)

Below is a breakdown of activities in the allowance for doubtful accounts:

		JUNE 2009		DECEMBER 2008
Balance at January 1	**B/.**	**1,880**	B/.	1,348
Increases in the year		**179**		608
Amounts written off		**(11)**		(76)
Balance at December 31	**B/.**	**2,048**	B/.	1,880

At December 31 2008, the analysis of past due notes and accounts receivable is presented below:

	June 30, 2009						December 30, 2008					
		Balances		*Allowance for Doubtfull Accounts*		Net Balance		Balances		*Allowance for Doubtful Accounts*		Net Balance
Notes and Accounts:												
Not-Due	**B/.**	**17,132**	**B/.**	**-**	**B/.**	**17,132**	B/.	19,661	B/.	-	B/.	19,661
Less that 30 days		**1,440**		**(674)**		**766**		1,064		-		1,064
Between 30-60 days		**562**		**(562)**		**-**		964		(839)		125
Between 60-90 days		**234**		**(234)**		**-**		556		(555)		1
Between 90-120 days		**119**		**(119)**		**-**		80		(80)		-
More than 120 days		**450**		**(450)**		**-**		843		(397)		446
		19,937		**(2,039)**		**17,898**	B/.	23,168		(1,871)	B/.	21,297
Mortgages:												
Not-Due	**B/.**	**4,381**	**B/.**	**-**	**B/.**	**4,381**	B/.	4,783	B/.	-	B/.	4,783
Less that 30 days		**30**		**-**		**30**		1		-		1
Between 30-60 days		**18**		**-**		**18**		1		-		1
Between 60-90 days		**15**		**-**		**15**		-		-		-
Between 90-120 days		**12**		**-**		**12**		-		-		-
More than 120 days		**1,198**		**(9)**		**1,189**		1,610		(9)		1,601
		5,654		**(9)**		**5,645**		6,395		(9)		6,386
	B/.	**25,591**		**(2,048)**	**B/.**	**23,543**	B/.	29,563		(1,880)	B/.	27,683

As of June 30, the company Altos de Vistamares, S.A. maintains mortgages receivable that are undergoing foreclosure, for B/.1,198 (2008 – B/.1,610). These mortgages are guaranteed by the land.

7. Inventories and Biological Assets

	June, 30			
	2009		2008	
Goods and materials	**B/.**	**25,800**	B/.	23,096
Machinery and equipment		**5,544**		6,745
Automobiles and spare parts		**3,668**		4,113
Poultry, eggs and food		**7,520**		6,982
Houses		**2,488**		2,389
Tires, batteries and others		**831**		793
		45,851		44,118
Inventory in transit		**3,968**		6,920
	B/.	**49,819**	B/.	51,038

8. Investments, under the equity method

	% of Participation	**JUNE 2009**		DECEMBER 2008	
Procesadora Moderna, S. A.	50%	**B/.**	**560**	B/.	590
Compañía Ulises, S. A.	50%		**142**		142
Atlantic Grain Terminal, S. A.	20%		**911**		763
Recuperación de Proteínas, S. A.	50%		**583**		621
			2,196		2,116
Other investments			**256**		195
		B/.	**2,452**	B/.	2,311

9. Property, Equipment and Improvements, Net

June 30, 2009

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2009, net of accumulated depreciation and amortization	**B/.**	**37,160**	**B/.**	**18,441**	**B/.**	**2,953**	**B/.**	**2,818**	**B/.**	**61,372**
Additions		**756**		**1,142**		**312**		**2,181**		**4,391**
Reclassifications		**(987)**		**3,622**		**-**		**(2,635)**		**-**
Disposals		**(14)**		**(88)**		**(143)**		**-**		**(245)**
Disposal depreciation		**-**		**42**		**76**		**-**		**118**
Depreciation and amortization		**(928)**		**(2,178)**		**(854)**		**-**		**(3,960)**
At December 31, 2008, net of accumulated depreciation and amortization	**B/.**	**35,987**	**B/.**	**20,981**	**B/.**	**2,344**	**B/.**	**2,364**	**B/.**	**61,676**
At January 1, 2009, net of accumulated										
At cost	**B/.**	**57,223**	**B/.**	**51,750**	**B/.**	**6,910**	**B/.**	**2,818**	**B/.**	**118,701**
Accumulated depreciation and amortization		**(20,063)**		**(33,309)**		**(3,957)**		**-**		**(57,329)**
Net carrying amount	**B/.**	**37,160**	**B/.**	**18,441**	**B/.**	**2,953**	**B/.**	**2,818**	**B/.**	**61,372**
At June 30, 2009										
At cost	**B/.**	**56,978**	**B/.**	**56,426**	**B/.**	**7,079**	**B/.**	**2,364**	**B/.**	**122,847**
Depreciation and amortization		**(20,991)**		**(35,445)**		**(4,735)**		**-**		**(61,171)**
Net carrying amount	**B/.**	**35,987**	**B/.**	**20,981**	**B/.**	**2,344**	**B/.**	**2,364**	**B/.**	**61,676**

Several properties as of June 30, 2009, with carrying amounts of B/.22,392 guarantee credit agreements, loans and bonds with Group Companies (see notes 11, 12, and 13). The leased equipment guarantees the Group's financial leases (see note 11).

9. Property, Equipment and Improvements, Net (continued)

June 30, 2008

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2008, net of accumulated depreciation and amortization	B/.	32,286	B/.	18,200	B/.	3,481	B/.	2,511	B/.	56,478
Additions		3,346		3,495		1,398		5,514		13,753
Reclassifications		3,553		1,654		-		(5,207)		-
Disposals		(304)		(4,261)		(812)		-		(5,377)
Disposal depreciation		14		2,869		736		-		3,619
Depreciation and amortization		(1,735)		(3,516)		(1,850)		-		(7,101)
At December 31, 2007, net of accumulated depreciation and amortization	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372
At January 1, 2009, net of accumulated										
At cost	B/.	50,421	B/.	51,282	B/.	6,295	B/.	2,511	B/.	110,509
Accumulated depreciation and amortization		(18,135)		(33,082)		(2,814)		-		(54,031)
Net carrying amount	B/.	32,286	B/.	18,200	B/.	3,481	B/.	2,511	B/.	56,478
At December 31, 2008										
At cost	B/.	57,223	B/.	51,750	B/.	6,910	B/.	2,818	B/.	118,701
Depreciation and amortization		(20,063)		(33,309)		(3,957)		-		(57,329)
Net carrying amount	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372

As of December 31, 2008 several properties with carrying amounts of B/.22,392 constitute guarantees for Group credit agreements, loans and bonds (See Note 11, 12 and 13). Leased equipments constitute guarantees for the Group's financial leasing contracts (See Note 11). During 2008, the Group conducted valuations for its real estate property. The valuation was carried out by Panamericana de Avalúos, an independent appraiser. The market value of the properties was B/.82,569.

10. Forestal Investment

		JUNE 2009		DECEMBER 2008
Reconciliation of forestal investment balances:				
Carrying amount as of January 1	**B/.**	**4,183**	B/.	3,997
Increase due to purchases		**71**		161
Gain arising from changes in fair value attributable to physical changes		**-**		25
Carrying amount as of June 30	**B/.**	**4,254**	B/.	4,183

Disbursements made during 2009 are due to the treatment and maintenance costs of equipment, transportation and freight, and cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,279,311, less losses of B/.109,442 due to fires, generated a net income of B/.1,169,869, of which B/.25,580 correspond to 2008. An assessment of the forestry investment's fair value is conducted by an independent appraiser on an annual basis.

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

11. Interest-bearing Loans and Borrowings

At June 30, interest loans and debt in the short and long term were as follows:

	Interest	*Maturity*		**JUNE 2009**		DECEMBER 2008
Short Term						
Overdrafts and Bank Loans	5.5-8.75%	2009	**B/.**	**17,458**	B/.	19,494
Current portion of long-term loans						
Mortgage Loans	5.9-7.5%	2009		**3,206**		1,522
Contracts Lease	6.375-8%	2009		**1,440**		1,811
			B/.	**22,104**	B/.	22,827
Long Term						
Mortgage Loans	5.9-7.5%	2010 - 2015	**B/.**	**9,844**	B/.	10,940
Contracts Lease	6.375-8%	2010 - 2011		**678**		997
			B/.	**10,522**	B/.	11,937

Credit Agreement

Grupo Melo, S.A. has credit facilities with fourteen banks of up to B/. 51,165 according to the contractual terms agreed. These agreements are reviewed on an annual basis. All subsidiaries of Grupo Melo, S.A. use the collective facilities. At June 30, 2009, the subsidiaries have used these credit facilities for approximately B/.17,458

The credit agreements involve the following conditions:

- Dividends to shareholders will be allowed for up to 50% of the year's net profits, provided the debt to capital ratio does not exceed two and a half (2 ½) to one (1).

- The debt-to-capital ratio should not exceed two and a half (2 ½) to one (1).

- The minimum liquidity ratios between consolidated current assets and current liabilities from the Group will be no less than one (1.20).

- The Group's consolidated financial statements must reflect a financial debt/EBITDA ratio no higher than four (3.5) as of June 30, 2009.

The Group has issued cross guarantees to secure Grupo Melo, S. A.'s global debts.

11. Interest Bearing Loans and Borrowings (continued)

Mortgage Loans

Mortgages bear the following guarantees:

- Mortgage and antichretic guarantees on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049, 23394, 27399, 27665, 33786, 49008, 55655, 52545, 33382, 44216, 47734, 57169, 61996, 65159 and 65686.

- Provisions on mortgaged property maintenance, insurance policies endorsed to banks and guarantees from Grupo Melo, S. A. and subsidiaries.

12. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of fifteen million balboas (B/.15,000,000). As of June 30, 2009, the Group had placed B/.8,759,000. This Negotiable Commercial Securities (V.C.N.) has a renewable maturity of 360 days from the issuance date, the interest rate is fixed at the time of issuance. As of June 30, 2009 the annual interest rate of Negotiable Commercial Securities (V.C.N.) was between 4.75-6% per year.

This issuance is supported by the general credit of Empresas Melo, S. A. and a cross guarantee from Grupo Melo, S. A.

13. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgage and antichretic guarantees on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 39570, 41088 and 40616, and also properties 39226, 40371, 40381, 40391, and others where the Manuel E. Melo Factory is located.

13. Bonds Payable (continued)

A breakdown of bonds payable is as follows:

		JUNE **2009**		DECEMBER 2008
Bond issuance with a face value of B/.15,000, issued in one serie, bearing annual interest, at an floating rate based on Prime Rate payable quaterly, which must never be less than 3.5% annual, nor greater than 8% annual, maturing in December 2012.	**B/.**	**6,182**	B/.	7,077
Bond issuance with a face value of B/.1,500,000 issued as Series D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.		**1,500**		1,500
Bond issuance whith a face value of B/. 10,000 issued in one series, bearing an annual interest of 8%, payable quarterly, whith maturity date of December 2011.		**10,000**		10,000
Continues...	**B/.**	**17,682**	B/.	18,577

13. Bonds Payable (continued)

		JUNE 2009		DECEMBER 2008
Continued...	B/.	17,682	B/.	18,577
Empresas Melo, S. A. (continued)				
Bond issuance with a face value of B/. 10,000,000 issued in two series				
Serie B: Series B bonds mature as of November 2013. The fixed annual interest rate is 8.25%		4,000		4,000
Serie C: Series C bonds mature as of November 2014. The fixed annual interest rate is 8.625%		6,000		6,000
Series bonds:				
A. **Serie C:** Series C bonds mature in December 2009. Annual Libor interest rate is 6 months + 2.875%		1,200		1,200
B. **Serie D:** Series D bonds mature in December 2010. Annual Libor interest rate is 6 months + 3%		1,200		1,200
C. **Serie E:** Series E bonds mature in December 2011. Annual Libor interest rate is 6 months + 3.125%		1,200		1,200
D. **Serie F:** Series F bonds mature in December 2012. Annual Libor interest rate is 6 months + 3.25%		1,500		1,500
		32,782		33,677
Less: Current portion		4,229		4,248
Long - term portion	B/.	28,553	B/.	29,429

14. Accrued Expenses and Other Liabilities

	JUNE, 30			
		2009		2008
Vacations payable	**B/.**	**686**	B/.	919
Income tax and social security		**604**		749
Thirteenth month payable		**457**		87
Managers' profit sharing		**513**		985
Interest payable		**240**		249
Customers deposits		**17**		151
Payroll withholdings		**358**		-
Dividends payable		**804**		-
Income tax payable		**253**		-
Others		**599**		584
	B/.	**4,531**	B/.	3,724

15. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2015.

The Company has been granted the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, containers, fuels and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period may be applied against taxable income for three years following the period in which they were incurred.

16. Income Tax

Major components of tax expenses for the year ended June 30 are as follows:

	JUNE	
	2009	2008
Current income tax:		
Income tax expense	**B/. (915)**	B/. (801)

Deferred tax assets

Deferred taxes at June 30 relates to the following:

	Calculation Basis		*Deferred Income Tax*	
	2009	2008	**2009**	2008
Seniority premium	**B/. 952**	B/. 952	**B/. 286**	B/. 286

16. Income Tax (continued)

As of June 30, 2009, the Group has calculated the deferred tax asset for B/.286. These amounts result mainly from the seniority premium estimation before 1993, which are available to apply to future taxes at the time of payment. This estimation made on the aforementioned basis is for B/.952 as of June 30, 2009. According to Panama's fiscal laws, regarding the seniority premium, future uses of the estimation are applied at the time the benefits are paid or the contribution is made to the severance fund.

According to International Accounting Standard No. 12, there must be a certainty on the use of the seniority premiums before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized.

17. Dividends Paid

During 2009, dividends of B/.1.78 per common stock (totaling B/.4,133) were declared and paid in cash B/. 2,136 and in common stocks B/.1,997

During 2008, dividends of B/.1.77 per common stock (totaling B/.4,120) were declared and paid in cash B/.2,061 and in common stocks B/.2,059.

18. Capitalization of Retained Earnings

During the years 2009 and 2008, the Group's subsidiaries declared common stock dividends and in 2008 performed a capitalization of retained earnings. According to requirements by existing tax laws, for a period of five years from the date of the capitalization of retained earnings, companies will have to comply with the following conditions:

1. They may not acquire their own shares, or provide loans to their shareholders or partners.

2. The loans that the shareholders or partners owe to the company at the time it capitalizes the retained earnings, shall be paid within six months from the date of capitalization.

3. The tax payer who break these rules will be forced to pay the dividend tax, with the respective surcharges and interests.

19. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

The poultry segment is broken down into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides repair shop services for these vehicles and equipment.

The lumber segment was dedicated to manufacturing solid wood and paneled doors; however, in 2008, the Board of Directors decided to discontinue this operation.

The restaurant segment is a fast food chain with an extensive menu of fried and broiled chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

Segment Information (continued)

For the quartely year ended June 30, 2009	*Grupo Melo, S. A.*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Services Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations*		*Consolidated*
									Debit	*Credit*	
Revenue											
Net sales	B/. -	B/. 3,976	B/. 13,033	B/. 20,632	B/. -	B/. 37,770	B/. 49,086	B/. 124,497	B/. -	B/. -	B/. 124,497
Net sales - internal affiliates	-	-	174	758	-	1,824	6,288	9,044	9,044	-	-
	B/. -	B/. 3,976	B/. 13,207	B/. 21,390	B/. -	B/. 39,594	B/. 55,374	B/. 133,541	B/. 9,044	B/. -	B/. 124,497
Segment Result											
Profit (loss) before income tax, revenue and financial cost and affiliates participation	B/. -	772	B/. 1,057	B/. 1,185	B/. 5	B/. 1,617	2923	B/. 7,559	B/. -	B/. -	B/. 7,559
Net financial cost	-	(279)	(22)	(692)	(6)	(290)	(1,593)	B/. (2,882)	-	-	B/. (2,882)
	148	-	-	-	-	-	(68)	80	-	-	-
Share of profit (loss) of an associate	148	493	1,035	493	(1)	1,327	1,330	4,677	-	-	4,677
Income (loss) before income tax	-	-	-	-	-	-	-	-	-	-	-
Income tax	-	-	-	-	-	-	-	-	-	-	(915)
Net Income	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 3,762
June 30, 2009											
Assets and Liabilities											
Segment assests	1352	32815	B/. 7,778	B/. 33,883	B/. 40,478	B/. 35,920	B/. 137,056	B/. 289,282	B/. -	B/. 116,546	B/. 172,736
Investment in subsidiaries	50299						B/. -	B/. 50,299	B/. -	B/. 50,299	
Investment, at equity	494	-	-	-	39	-	2,671	3,204	-	752	2,452
Total Assests	B/. 52,145	B/. 32,815	B/. 7,778	B/. 33,883	B/. 40,517	B/. 35,920	B/. 139,727	B/. 342,785	B/. -	B/. 167,597	B/. 175,188
Total Liabilities	B/. 4,785	B/. 14,982	B/. 4,077	B/. 28,093	B/. 39,412	B/. 19,278	B/. 115,381	226,008	B/. 116,800	B/. -	B/. 109,208
Other Information											
Properties, equipment and improvements investment	B/. -	B/. 290	B/. 640	B/. 201	B/. 61	B/. 666	B/. 2,406	B/. 4,264	B/. -	B/. -	B/. 4,264
Depreciation and amortization	B/. -	B/. 210	B/. 396	B/. 266	B/. 83	B/. 594	B/. 2,411	B/. 3,960	B/. -	B/. -	B/. 3,960
Provisions and other payroll liabilities	B/. 804	B/. 262	B/. 409	B/. 363	B/. 328	B/. 1,220	B/. 1,145	B/. 4,531	B/. -	B/. -	B/. 4,531
Indemnity and severance funds	B/. -	B/. 250	B/. 443	B/. 442	B/. 249	B/. 664	B/. 1,884	B/. 3,932	B/. -	B/. -	B/. 3,932
Vacations and bonus provision											

Segment Information (continued)

For the quartely year ended June 30, 2009	*Grupo Melo, S. A.*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Services Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
Revenue											
Net sales	B/. -	B/. 5,975	B/. 10,827	B/. 26,442	B/. -	B/. 37,726	B/. 42,666	B/. 123,636	B/. -	B/. -	B/. 123,636
Net sales - internal affiliates	-	-	175	832	-	2,385	6,328	9,720	9,720	-	-
	B/. -	B/. 5,975	B/. 11,002	B/. 27,274	B/. -	B/. 40,111	B/. 48,994	B/. 133,356	B/. 9,720	B/. -	B/. 123,636
Segment Result											
Profit (loss) before income tax, revenue and financial cost and affiliates participation	B/. -	1710	B/. 572	B/. 1,961	B/. 14	B/. 2,854	2484	B/. 2,484	B/. -	B/. -	B/. 9,565
Net financial cost	147	(316)	(12)	(558)	(14)	(378)	(1,584)	B/. (1,584)	-	-	B/. (2,862)
		-	-	-	-	-	(35)	(35)	-	-	112
Share of profit (loss) of an associate	147	1,394	560	1,403	-	2,476	865	865	-	-	6,845
Income (loss) before income tax	-	-	-	-	-	-	-	-	-	-	-
Income tax	-	-	-	-	-	-	-	-	-	-	(801)
Net Income	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 6,044

June 30, 2009	*Grupo Melo, S. A.*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Services Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
Assets and Liabilities											
Segment assests	1162	29842	B/. 5,992	B/. 33,864	B/. 38,828	B/. 35,370	B/. 112,727	B/. 257,785	B/. -	B/. 94,151	B/. 163,634
Investment in subsidiaries	48309					B/. -	B/. -	B/. 48,309	B/. -	B/. 48,309	
Investment, at equity	678	-	-	-	39	-	1,477	2,194	-	-	2,194
Total Assests	B/. 50,149	B/. 29,842	B/. 5,992	B/. 33,864	B/. 38,867	B/. 35,370	B/. 114,204	B/. 308,288	B/. -	B/. 142,460	B/. 165,828
Total Liabilities	B/. 4,685	B/. 12,811	B/. 3,163	B/. 26,930	B/. 37,762	B/. 22,168	B/. 91,669	199,188	B/. 93,891	B/. -	B/. 105,297
Other Information											
Properties, equipment and improvements investment	B/. -	B/. 415	B/. 551	B/. 1,550	B/. 172	B/. 813	B/. 4,498	B/. 7,999	B/. -	B/. -	B/. 7,999
Depreciation and amortization	B/. -	B/. 248	B/. 327	B/. 195	B/. 74	B/. 532	B/. 2,211	B/. 3,587	B/. -	B/. -	B/. 3,587
Provisions and other payroll liabilities	B/. -	B/. 536	B/. 351	B/. 253	B/. 395	B/. 1,107	B/. 1,082	B/. 3,724	B/. -	B/. -	B/. 3,724
Indemnity and severance funds	B/. -	B/. 217	B/. 368	B/. 333	B/. 226	B/. 583	B/. 2,063	B/. 3,790	B/. -	B/. -	B/. 3,790
Vacations and bonus provision											

21. Adjustments to Prior Periods

In 2009, the Management of Grupo Melo, S.A. decided to record the value of the inventory relating to laying and breeding hens at the carrying amount considering production costs. For prior periods, the Group valued these inventories based on their fair value in the market; however, they decided to change this method since there is no information available on the prices or values set by an active market that could reliably determine other alternative fair value estimations. This resulted in that from 2004 to 2007, the financial statements have shown an accumulation of earnings, due to the calculation of the fair value of these laying and breeding hens for B/.485,567, which has been adjusted to the retained earnings existing as of December 31, 2006, per IAS 8.

22. Financial Risk Management Policies and Objectives

Financial risk management objectives

The Group's activities are exposed to a variety of financial risks; these activities include analysis, evaluation, acceptance, and management of a certain degree of risk or combination of risks. Taking risks is part of the business, and operational risks are an inevitable consequence of being involved in the business. The Group's objective is to achieve a proper balance between risks and returns, and to minimize potential adverse effects on the Group's financial realization.

The Group's risk management policies are designed to identify and analyze these risks, establish risk limits and proper controls, as well as to monitor risks and compliance with updated limits. The Group regularly reviews its risk management policies so as to reflect market changes and best practices.

These situations generate the following financial risks:

Financial risk management

Grupo Melo's main financial obligations are: credit lines, commercial negotiable instruments, term loans, financial leases, and bonds. The goal of these financial obligations is to obtain funds needed for the Group's operations.

The main financial assets used by Grupo Melo are notes and accounts receivable and payable.

22. Financial risk management policies and objectives (continued)

These positions generate the following financial risks:

a) Interest rate risk

The Group obtains financing at current market rates. However, even when fixed rates are agreed, obligations generally include clauses which allow the creditor to increase or decrease the interest rate according to the cost of funds. The Group is therefore exposed to changes in market interest rates which may affect obligations agreed at a floating rate and/or impact the creditor's cost of funds.

As of December 31, 2008, approximately 55% of the debt is agreed at floating rates.

Each 100 basic points of change in the average cost of Grupo Melo, S.A.'s funds have an impact of approximately B/.770,000 on net profit. The average cost of funds for Grupo Melo is directly related to market interest rates.

b) Credit risk

The Group has established strict credit procedures in all of its business units. Decisions regarding the credit policy and approval of new credit are made by the Credit Comittee, who assess the risk of all credit activities and approves the credit policies. The Credit and Finance Department monitors and provides follow-up on the Credit Committee's decisions. The Credit Committee and the Credit and Finance Department are completely separate from the sales activities.

The client segment corresponding to supermarket chains represents a significant part of the accounts receivable portfolio, therefore it is constantly monitored. No other segment of the activities performed by the Group represents a significant volume of the current credit portfolio breakdown.

The incidence of uncollectibility and lateness in accounts receivable has historically been very low, therefore it does not represent potential risks.

The Group does not have other relevant financial assets which may imply a significant credit risk.

c) Liquidity risk

The Group monitors the risk of not having sufficient funds to fulfill its obligations. Future cash flow projections are prepared weekly per area of activity for a four week period, and monthly for those months left until the end of the fiscal period. The Group thus determines its ability to fulfill its obligations and future cash needs.

22. Financial risk management policies and objectives (continued)

c) Liquidity risk (continued)

Cash flows for both operational and investment activities are taken into consideration, so as to adequately cover short or long-term cash flows, depending on the need.

d) Capital Management

Grupo Melo's capital policy objective is to maintain a healthy financial structure which minimizes the risk for creditors and maximizes returns for shareholders.

A policy of distributing dividends of up to 40% of the net earnings for the period was established.

Grupo Melo's capital policy is based on maintaining a debt/equity ratio no higher than 2.

The calculation of this ratio is as follows:

	JUNE 2009		DECEMBER 2008	
Total liabilities	**B/.**	**109,208**	B/.	110,765
Total shareholder's investment	**B/.**	**65,980**	B/.	64,338
Debt equity ratio	**B/.**	**1.66**	B/.	1.72

23. Fair Value of the Financial Instruments

The fair value of each category of the financial instruments in the consolidated balance sheet has been estimated as follows:

The financial instruments of cash, accounts and notes receivable and investments under the equity method are valued by management at the carrying amount that approaches fair value due to its short term nature. Periodically they evaluate the collectibility of these assets and eliminate those considered uncollectible accounts using the allowance for doubtful accounts.

The loans payable, negotiable commercial securities and bonds payable are evaluated by Management at their book value which approaches fair fair value, since its maturity is within a year. The Administration has determined that it is not practical to estimate the fair value of the loans with maturity of one to five years or more, because of their long term nature. They expect that it will not not differ significantly from the book value, since the creditors usually hold the contracts' positions until the obligations' maturity. All of the obligations have been agreed in dollars, therefore there are no currency exchange fluctuations and the interest rates are established according to the market.

24. Earnings per Share - Basic and Diluted

Basic and diluted earnings per share are calculated by dividing the years' net income attributable to shareholders by the number of common shares issued and outstanding.

	For the year ended June 30			
	2009		2008	
Net income atributable to shareholders	**B/.**	**3,727**	B/.	6,016
Weighed average of common stocks outstanding applicable for basic and diluted net income per share		**2,402,730**		2,327,704
Basic and diluted earning per share	**B/.**	**1.55**	B/.	2.60

There were no other transactions relating to common shares since the date of the report and prior to completion of these consolidated financial statements.

25. Related Party Transactions

	JUNE 2009		MARCH 2008	
In the consolidated balance sheet				
Notes and accounts receivable, net:				
Recuperación de Proteínas, S. A.	**B/.**	**337**	B/.	405
Compañía Ulises, S. A.		**11**		11
Desarrollo Posicional, S. A.		**20**		20
	B/.	**368**	B/.	436

25. Related Party Transactions (continued)

	Six Months Ended JUNE 30			
	2009		2008	
Compensations:				
Group Directors with Executive Functions	**B/.**	**368**	B/.	368
Group Directors without Executive Functions		**29**		24
	B/.	**397**		392
	Quarter		Ended	
Rentals:	**JUNE**	**30**		
Group Directors with Executive Functions	**B/.**	**163**	B/	163

26. Employee Benefits

Employee benefits are broken down as follows:

	JUNE 30			
	2009		2008	
Salaries, commisions and premiuns	**B/.**	**13,902**	B/.	13,304
Labor benefits		**4,158**		3,934
Attention and feeling to employees		**979**		890
	B/.	**19,039**	B/.	18,128

28. General and Administrative Expenses

	JUNE			
	2009		2008	
Travel, allowance and transportation	**B/.**	**585**	B/.	588
Honorary and legal professionals		**974**		1,071
Insurance		**250**		235
Rentals		**1,299**		1,212
Electricity, telephone and water		**3,413**		4,024
Maintenance and repair of local		**1,669**		1,470
Repair and maintenance		**900**		901
Cleaning		**1,004**		923
Packaging, bags and paper		**1,602**		1,406
Office expenses		**532**		427
Stamps and sealed paper		**85**		88
Taxes		**403**		434
Bad debts		**155**		340
Delivery, freight and cartage		**1,883**		1,870
Fumigation and medicines		**521**		441
Petrol, diesel, lubricants and greases		**1,495**		2,654
Expenditure on tires and accessories		**216**		183
Maintenance and spare parts of vehicles		**776**		650
Supplies and materials		**666**		551
Litters		**165**		159
Expenses ITBMS		**508**		417
Cost of Sales		**1,129**		1,138
Equipment rental		**172**		249
Banking expenses		**224**		223
Miscellaneous		**697**		650
	B/.	**21,323**	B/.	22,304

29. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has entered into commercial financial leases for certain transportation equipment. These leases have an average term of 3 years.

Future minimum payments for the financial leases include the present value of minimum payments net of leasing, as follows:

		JUNE		DECEMBER
		2008		2007
Up to one year	**B/.**	**1,440**	B/.	1,811
Beyond one year but less than 3 years		**678**		997
	B/.	**2,118**	B/.	2,808

Letters of credit

As of June , 30 2009, the Group maintains letters of credit with various local banks for B/. 4,126.

Purchase of grains

As of June 30, 2009, the Group maintains commitments for the purchase of grains for B/.3,419 The Group has cash deposits for B/.564 to guarantee purchase contracts in the future.

Transfer of portfolio

The Group has transferred a portion of its notes receivable portfolio with an antichretic mortgage security, resulting from the sale of lots, for which it received 100% of the value in cash. With this portfolio transfer contract, the Group must repurchase any credits that have defaulted by three or more consecutive payments. As of June 30, 2009, the balance of this transferred portfolio is B/.6,910 (2008-B/.7,966). Historically, the lateness percentage of this portfolio is 1.2%.

Purchase of property

As of June 30, 2009, the Group maintains commitments to purchase properties for B/.1,086.

29. Commitments and Contingencies (continued)

Contingencies

Income Tax

According to tax regulations in effect, income tax declarations filed by entities incorporated in the Republic of Panama are subject to review by Tax Authorities for up to the last three (3) years, including the year ended December 31, 2008.

Civil, Criminal, and Administrative Proceedings

Currently there are forty-eight civil proceedings regarding collections for accounts and mortgages, with high probability of a favorable outcome. These cases are pending admission and presentation of evidence.

Administrative Proceedings

1. Ordinary major proceeding against Empacadora Avícola, S. A. and Henry French, an employee of that company, claiming damages and losses, profit losses, pain and suffering, physical damages as well as physical damage to personal property resulting from an auto accident. The amount of the lawsuit is B/.550,000; The Thirteenth civil court ordered Empacadora Avícola, S.A. to pay B/.25,271. The Company opposes the plaintiff's claims, given that they have not been able to provide proof of the amount requested.

Other Financial Information

Altos de Vistamares, S. A. y Subsidiarias
June 30, 2009
(Cifras expresadas en B/. balboas)

	Consolidado	Eliminations Dr.	Eliminations Cr.	Total	Altos de Vistamares, S. A.	Desarrollo Urania, S. A.	Desarrollo Oria S.A.	Desarrollo Ana Luz S. A.	Desarrollo Nuario S. A.	Desarrollo Amaya S. A.	Desarrollo Electra S. A.	Desarrollo Chichibali S. A.
Sales												
Net Sales	B/. 3,857,180	B/. -	B/. -	B/. 3,857,180	B/. 3,535,178					B/. 427		B/. -
Cost of sales	(1,011,939)	-	-	(1,011,939)	(1,011,512)	-	-	-	-	(427)	-	-
Total net sales	2,845,241	-	-	2,845,241	2,523,666	-	-	-	-	-	-	-
General and administrative expenses	2,224,293	-	-	2,224,293	1,966,998	461	988	401	431	479	390	2,128
Depreciation and amortization	209,222	-	-	209,222	209,222	-	-	-	-	-	-	-
Income by operative activities	411,726	-	-	411,726	347,446	(461)	(988)	(401)	(431)	(479)	(390)	(2,128)
Other income	100,893	-	-	100,893	100,893	-	-	-	-	-	-	-
Interest income	103,718	-	-	103,718	103,718	-	-	-	-	-	-	-
Interest and financial charges	278,915	-	-	278,915	278,915	-	-	-	-	-	-	-
	(74,304)	-	-	(74,304)	(74,304)	-	-	-	-	-	-	-
Income before tax and discontinued operations	337,422	-	-	337,422	273,142	(461)	(988)	(401)	(431)	(479)	(390)	(2,128)
Current	101,227	101,227	-	-	-	-	-	-	-	-	-	-
Income tax	B/. 236,195	B/. -101,227	B/. -	B/. 337,422	B/. 273,142	B/. (461)	B/. (988)	B/. (401)	B/. (431)	B/. (479)	B/. (390)	B/. (2,128)

Altos de Vistamares, S. A. y Subsidiarias
June 30, 2009

	Consolidado	Eliminations Dr.	Eliminations Cr.	Total	Altos de Vistamares, S. A.	Desarrollo Urania, S. A.	Desarrollo Oria S.A.	Desarrollo Ana Luz S. A.	Desarrollo Nuario S. A.	Desarrollo Amaya S. A.	Desarrollo Electra S. A.	Desarrollo Chichibali S. A.
Balance at beginning of the year	B/. 6,473,551	B/. -	B/. 5,220	B/. 6,468,331	B/. 6,612,391	B/. (22,024)	B/. (12,798)	B/. (37,692)	B/. (21,153)	B/. (10,365)	B/. (1,455)	B/. (1,639)
Net income	236,195	(101,227)	-	337,422	273,142	(461)	(988)	(401)	(431)	(479)	(390)	(2,128)
	6,709,746	(101,227)	5,220	6,805,753	6,885,533	(22,485)	(13,786)	(38,093)	(21,584)	(10,844)	(1,845)	(3,767)
Dividends paid and capitalized	694,586	-	-	694,586	694,586	-	-	-	-	-	-	-
Balance at year end	B/. 6,015,160	B/. -101,227	B/. 5,220	B/. 6,111,167	B/. 6,190,947	B/. (22,485)	B/. (13,786)	B/. (38,093)	B/. (21,584)	B/. (10,844)	B/. (1,845)	B/. (3,767)

Altos de Vistamares, S. A. y Subsidiarias
30 de junio de 2009

	Desarrollo Las Guacamayas S. A.	*Desarrollo Los Macanos S. A.*	*Bienes Raices Cerro Azul S. A.*	*Bienes Raices Cerro Azul Homes S. A.*	*RIOCAREAL ESTATE*	*ADMON RIOCA.*	*DESARROLLO RIOCA*	*BIENESY RAICES RIOCA*	*INVERSIONES RIOCA*	*RIOCA INVESTMENT*	*RIOCA DEVELOPMEN*	*RIOCA MANAGEMENTS*	*RIOCA INT'L*	*INMOBILIARIA RIOCA*	*ADOMRA CERRO AZUL*	*ADMORA ADM*	*DESARROLLO LAS COLINAS*
Sales																	
Net Sales	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 148,038	B/. 173,537	B/. -
Cost of sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total net sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	148,038	173,537	-
General and administrative expenses	431	581	601	401	-	-	-	-	-	-	-	-	-	-	119,199	130,403	401
Depreciation and amortization	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income by operative activities	(431)	(581)	(601)	(401)	-	-	-	-	-	-	-	-	-	-	28,839	43,134	(401)
Other income	-	-	-	-	-	-	-	-	-	-	-	-	-	-			-
Interest income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest and financial charges	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income before tax and discontinued (	(431)	(581)	(601)	(401)	-	-	-	-	-	-	-	-	-	-	28,839	43,134	(401)
Current	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
Income tax	B/. (431)	B/. (581)	B/. (601)	B/. (401)	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 28,839	B/. 43,134	B/. (401)

Altos de Vistamares, S. A. y Subsidiarias
30 de junio de 2009

	Desarrollo Las Guacamayas S. A.	*Desarrollo Los Macanos S. A.*	*Bienes Raices Cerro Azul S. A.*	*Bienes Raices Cerro Azul Homes S. A.*	*RIOCAREAL ESTATE*	*ADMON RIOCA.*	*DESARROLLO RIOCA*	*BIENESY RAICES RIOCA*	*INVERSIONES RIOCA*	*RIOCA INVESTMENT*	*RIOCA DEVELOPMEN*	*RIOCA MANAGEMENTS*	*RIOCA INT'L*	*INMOBILIARIA RIOCA*	*ADOMRA CERRO AZUL*	*ADMORA ADM*	*DESARROLLO LAS COLINAS*
Balance at beginning of the year	B/. (1,356)	B/. (1,751)	B/. (81,663)	B/. (650)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. 7,051	B/. 49,275	B/. (340)
Net income	(431)	(581)	(601)	(401)	-	-	-	-	-	-	-	-	-	-	28,839	43,134	(401)
	(1,787)	(2,332)	(82,264)	(1,051)	(750)	(750)	(750)	(750)	(750)	(750)	(750)	(750)	(750)	(750)	35,890	92,409	(741)
Dividends paid and capitalized	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at year end	B/. (1,787)	B/. (2,332)	B/. (82,264)	B/. (1,051)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. (750)	B/. 35,890	B/. 92,409	B/. (741)

Grupo Melo, S. A.
Consolidation of Balance Sheets
June 30, 2009
(Amount expressed in B/.balboas)

	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A. y Subsidiarias*	*Estrategias y Restauratantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*
ASSETS								
Current Assets	B/. 186	B/. 4,538	B/. 987	B/. -	B/. -	B/. -	B/. -	B/. 11
Cash	-	18,424	2,594	5	-	-	-	-
Notes, accounts and mortagage receivable, net	-	47,279	2,499	25	-	16	-	-
Inventory net	-	564	-	-	-	-	-	-
Cash deposits for purchase of grains	-	-	5,097	-	-	-	-	-
Parcel land for sale	-	-	166	16	-	-	22	1
Prepaid income tax	-	736	36	4	-	-	-	-
Prepaid expenses	1,166	-	-	-	-	-	-	-
Dividends to receive	-	9,315	36	251	3,862	152	157	-
Accounts receivable-affialiates	-	740	-	-	-	-	-	-
Assets held for sale	1,352	81,596	11,415	301	3,862	168	179	12
ASSETS	-	-	3,101	-	-	-	-	-
Current Assets	-	266	17	3	-	-	-	-
Cash	50,299	-	-	-	-	-	-	-
Notes, accounts and mortagage receivable, net	494	1,405	-	-	-	-	-	-
Inventory net	-	-	9,790	-	-	-	-	-
Cash deposits for purchase of grains	-	56,504	3,443	278	979	94	-	243
Parcel land for sale	-	4,254	-	-	-	-	-	-
Prepaid income tax	-	2,852	177	42	-	-	-	-
Prepaid expenses	-	5,555	347	16	5	83	-	1
Dividends to receive	50,793	70,836	16,875	339	984	177	-	244
Accounts receivable-affialiates	B/. 52,145	B/. 152,432	B/. 28,290	B/. 640	B/. 4,846	B/. 345	B/. 179	B/. 256
Assets held for sale								

	Embutidos y Conservas de Pollo S. A.	*Inmobiliaria Los Libertadores S. A.*	*Pio Pio Colombia , S. A.*	*Total*	*Eliminations*		*Consolidado*
					Debit	*Credit*	
ASSETS							
Current Assets	B/. -	B/. -	B/. 100	B/. 5,822	B/. -	B/. -	B/. 5,822
Cash	-	-	-	21,023	369	-	21,392
Notes, accounts and mortagage receivable, net	-	-	-	49,819	-	-	49,819
Inventory net	-	-	-	564			564
Cash deposits for purchase of grains	-	-	-	5,097	-	-	5,097
Parcel land for sale	-	-	-	205			205
Prepaid income tax	-	-	-	776	-	-	776
Prepaid expenses	-	-	-	1,166	-	1,166	-
Dividends to receive	670	-	-	14,443	-	14,443	-
Accounts receivable-affialiates	-	-	-	740	-	-	740
Assets held for sale	670	-	100	99,655	369	15,609	84,415
ASSETS	-	-	-	3,101	-	-	3,101
Current Assets	-	-	-	286	-	-	286
Cash	-	-	-	50,299	-	50,299	-
Notes, accounts and mortagage receivable, net	-	-	-	1,899	553	-	2,452
Inventory net	-	-	-	9,790	-	-	9,790
Cash deposits for purchase of grains	-	135	-	61,676	-	-	61,676
Parcel land for sale	-	-	-	4,254	-	-	4,254
Prepaid income tax	-	-	-	3,071	-	-	3,071
Prepaid expenses	134	2	-	6,143	-	-	6,143
Dividends to receive	134	137	-	B/. 140,519	553	50,299	90,773
Accounts receivable-affialiates	B/. 804	B/. 137	B/. 100	B/. 240,174	B/. 922	B/. 65,908	B/. 175,188
Assets held for sale							

Grupo Melo, S. A.
Consolidation of Balance Sheets
June 30, 2009
(Amount expressed in B/.balboas)

LIABILITIES AND SHAREHOLDERS EQUITY	*Grupo Melo, S. A.*	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A. y Subsidiarias*	*Estrategias y Restauratantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*
Current Liabilities								
Intereset - bearing loangs and borrowings	B/. -	B/. 16,488	B/. 5,552	B/. 4	B/. -	B/. 60	B/. -	B/. -
Negotiable commercial secutities	-	8,759	-	-	-	-	-	-
Bonds payable	-	4,229	-	-	-	-	-	-
Notes and accounts payable-trade	-	25,919	611	47	-	-	-	1
Accrued expenses and other liabilities	-	3,910	508	25	-	3	-	1
Dividends to receive	804	362	-	-	-	-	-	-
Accounts payable-affiliates	3,981	1,330	3,287	52	4,828	327	-	235
	4,785	60,997	9,958	128	4,828	390	-	237
Non-Current Liabilities								
Provision for senority premium	-	3,632	250	47	-	3	-	-
Interested - bearing loans and borrowings	-	10,199	323	-	-	-	-	-
Bond payable	-	28,553	-	-	-	-	-	-
	-	42,384	573	47	-	3	-	-
Shareholders Equity								
Issued capital	44,210	37,972	11,742	41	-	56	391	-
Retained earning	3,150	11,147	6,017	184	18	(104)	(212)	19
Complementary tax	-	(68)	-	-	-	-	-	-
	47,360	49,051	17,759	225	18	(48)	179	19
Minority interest	-	-	-	240	-	-	-	-
Total Shareholders Equity	47,360	49,051	17,759	465	18	(48)	179	19
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	B/. 52,145	B/. 152,432	B/. 28,290	B/. 640	B/. 4,846	B/. 345	B/. 179	B/. 256

LIABILITIES AND SHAREHOLDERS EQUITY	*Embutidos y Conservas de Pollo S. A.*	*Inmobiliaria Los Libertadores S. A.*	*Pio Pio Colombia, S. A.*	*Total*	*Elimations* Debit	*Elimations* Credit	*Consolidado*
Current Liabilities							
Intereset - bearing loangs and borrowings	B/. -	B/. -	B/. -	B/. 22,104	B/. -	B/. -	B/. 22,104
Negotiable commercial secutities	-	-	-	8,759	-	-	8,759
Bonds payable	-	-	-	4,229	-	-	4,229
Notes and accounts payable-trade	-	-		26,578	-	-	26,578
Accrued expenses and other liabilities	-	-	-	4,447	369	453	4,531
Dividends to receive	-	-	-	1,166	1,166	-	-
Accounts payable-affiliates	-	34	-	14,074	14,074	-	-
	-	34	-	81,357	15,609	453	66,201
Non-Current Liabilities							
Provision for senority premium	-	-	-	3,932	-	-	3,932
Interested - bearing loans and borrowings	-	-	-	10,522	-	-	10,522
Bond payable	-	-	-	28,553	-	-	28,553
	-	-	-	43,007	-	-	43,007
Shareholders Equity							
Issued capital	-	96	65	94,573	50,363	-	44,210
Retained earning	804	7		21,030	-	533	21,563
Complementary tax	-	-	-	(68)	-	-	(68)
	804	103	65	115,535	50,363	533	65,705
Minority interest	-	-	35	275	-	-	275
Total Shareholders Equity	804	103	100	115,810	50,363	533	65,980
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	B/. 804	B/. 137	B/. 100	240,174	B/. 65,972	B/. 986	B/. 175,188

Consolidation of the Income Statment
Year ended June 30, 2009
(Amount expressed in B/.balboas)

	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A. y Subsidiarias*	*Estrategias y Restaurantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*
Net sales	B/. -	B/. 117,783	B/. 3,857	B/. 1,410	B/. -	B/. 118	B/. -	B/. -
Net sales - internal affiliates	-	-	-	-	-	-	-	-
Total net sales	-	117,783	3,857	1,410	-	118	-	-
Dividends earned	2,011	-	-	-	-	-	-	-
Other income	16	699	101	12	3	-	-	11
Changes in the inventory of goods, in process and finished goods	-	(69,459)	(1,012)	(572)	-	(104)	-	-
Goods purchased for sale	-	-	-	-	-	-	-	-
Raw material and material used	-	-	-	-	-	-	-	-
Parcel land sold	-	-	-	-	-	-	-	-
Employees benefits	-	(18,034)	(738)	-	-	-	-	-
Depreciation and amortization	-	(3,714)	(209)	(30)	-	(7)	-	-
Adverstising, marketing and ads	-	(1,116)	(100)	-	-	-	-	-
Other expenses		(19,411)	(1,386)	(760)	-	(31)	-	-
Interest and financial charges	-	(2,603)	(278)	(1)	-	-	-	-
Interest income	-	-	104	-	-	-		
Share of profit (loss) on associate	-	(68)	-	-	-	-	-	-
Income before tax and discontinued operations	2,027	4,077	339	59	3	(24)	-	11
Income tax:								
Current	-	(790)	(101)	(24)	-	-		
Deffered	-			-	-	-	-	-
Income tax	-	(790)	(101)	(24)	-	-	-	-
Net income	B/. 2,027	B/. 3,287	B/. 238	B/. 35	B/. 3	B/. (24)	B/. -	B/. 11

June 30, 2009

	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A. y Subsidiarias*	*Estrategias y Restaurantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*
Balance at beginning of the year	B/. 5,256	B/. 11,146	B/. 6,473	B/. 365	B/. 15	B/. (80)	B/. (212)	B/. 8
Net income	2,027	3,287	238	35	3	(24)	-	11
	7,283	14,433	6,711	400	18	(104)	(212)	19
Dividends paid in action		-	-	-	-	-	-	
Capitalized earning	(1,997)	(1,643)	(347)	-		-	-	-
Dividends paid in cash	(2,136)	(1,643)	(347)	(21)	-	-	-	-
Balance at yera end	B/. 3,150	B/. 11,147	B/. 6,017	B/. 379	B/. 18	B/. (104)	B/. (212)	B/. 19

	Embutidos y Conservas de Pollo S. A.	Inmobiliaria Los Libertadores S. A.	Pio Pio Colombia, S. A.	Total	Eliminations		Consolidado
					Debit	Credit	
Net sales	B/. 1,329			B/. 124,497		B/. -	B/. 124,497
Net sales - internal affialiates	-	-	-	-		-	-
Total net sales	1,329	-	-	B/. 124,497	-	-	124,497
Dividends earned	-	-		2,011	2,011	-	-
	49	2		893		-	893
Other income				-			
Changes in the inventory of goods, in process and				-			
finished goods	(1,329)			(72,476)			(72,476)
Goods purchased for sale		-		-	-		-
Raw material and material used				-	-		-
Parcel land sold				-	-	-	-
Employees benefits				(18,772)	-	-	(18,772)
Depreciation and amortization		-		(3,960)	-	-	(3,960)
Adverstising, marketing and ads				(1,216)	-	-	(1,216)
Other expenses	(1)	(2)		(21,591)	-		(21,591)
Interest and financial charges		-		(2,882)	-		(2,882)
Interest income				104		-	104
Share of profit (loss) on associate	-	-	-	(68)		148	80
Income before tax and discontinued operations	48	-	-	6,540	2,011	148	4,677
Income tax:				-			
Current				(915)	-	-	(915)
Deffered	-	-	-	-	-		-
Income tax	-	-	-	(915)	-	-	(915)
Net income	B/. 48	B/. -	B/. -	B/. 5,625	B/. 2,011	B/. 148	B/. 3,762
				-			
							3727
							.35
Balance at beginning of the year	B/. 756	B/. 7		23,734		B/. 225	B/. 23,959
Net income	48	-	-	5,625	2,046	148	3,727
	804	7	-	29,359	2,046	373	27,686
Dividends paid in action	-	-	-	-	-	-	-
Capitalized earning	-	-	-	(3,987)	-	-	(3,987)
Dividends paid in cash	-	-		(4,147)	-	2,011	(2,136)
Balance at yera end	B/. 804	B/. 7	B/. -	B/. 21,225	B/. 2,046	B/. 2,384	B/. 21,563

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION



FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on September 30, 2009

Business Name of the Issuer: GRUPO MELO, S.A.

Registered securities: Common Stocks

TELEPHONE: 221-0033 FAX 224-2311

Address: VIA ESPAÑA 2313, RIO ABAJO

EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conforms the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 6 Divisions: Foods, Stores, Machinery, Restaurants, Real State and Services.

- This document has been prepared with the knowledge that its contents will be at disposition of the public investor and to the general public.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

The current assets at September 30th, 2009 totalized US$80.1 millions, which represent a decrease of B/.7.9 millions or 9% versus December 2008. The greater part of this decrease was achieved by improving rotation of the collectible accounts produce of the collecting efforts performed on the Divisions of Machinery, Real State and Stores. Also, it shows a decrease of $4.2 millions or 8% in the title of inventory as a result of the control measures implemented at the beginning of the year on the Machinery Division.

The current liabilities decreased on $5 millions or 7% due to the decrease of the suppliers documents and accounts payable which is basically related to the decrease of inventories.

The position of liquidity remains solidly in 1.32 versus December 2008 when it was on 1.34.

B. Capital Resources

At September 2009 the total liabilities decreased $8.2 millions or 7% versus December 2008, due to the effect of the decrease of suppliers documents and accounts payable, the payment of bank loans of current maturity date and the compliance of the quarterly redeemable of the long term banking debt. It is important to mention that the Grupo is restructuring its debt, has used the figure of Negotiable Commercial Valuables as source of financing for its activities as that in this moment has a lower cost and is much more attractive for the investors.

The patrimony adds up to $68.8 millions, which indicates an increase of $4.5 millions versus December 2008, due to profits ratio after declaration and payment of dividends. This produces

the best relation Debt to capital finishes on 1.49 in the last years versus December 2008.

C. Results of the Operations.

The total income of Grupo Melo reached $189 millions at September 2009, which represented a contraction of $7.7 millions or 4% versus the same period of the previous year, a consequence of the local economic deceleration that have directly affected the Division of Machinery and the Division of Real States.

The gross margin suffered a light deterioration of 42.7% in 2008 to 42% in 2009, which was mainly due to increase of the costs of the grains used for the elaboration of fodders in Division of Poultry and for the sales of plots of land and reposed houses with lower margin.

The total of the general and operations expenses add up to $63.3 millions versus September 2008 when totalized $64.6 millions. This decrease in the expenses is equivalent to $1.3 millions or 2% as a result of the reduction of 30% of the transport expenses, principally.

The consolidated net profit at September 2009 is of $6.5 millions and are looking forward for a better quarterly which will allow to be equal to the results of the previous year. The actual net margin is of 3.5%

D. Analysis of Perspectives.

At closing of the third quarterly of year 2009, the poultry sector reached an increase of 8% in sales versus the same period at 2008. Stands out a greater stability in the prices of chicken and eggs, a difference from the second quarterly when the market behaved more unstable on this aspect. Also, there were signs of a

greater dynamic in the market in relation to this products, as a consequence of the improvement that starts to experiment the Panamanian economy after the contraction suffered this year and for the inflation of other meat products that compete with the chicken.

In the aspects of costs, there still persists a level of uncertainty in the markets for raw materials were the prices of corn and soya still have strong fluctuations, which difficult the planning of the purchases and any future prognostic over its incidence in the production costs. The same panorama seems to prevail respect to the petroleum and the electric power where factors as the international price of the raw oil and the climatologic changes caused by the phenomenon of the child will go on punishing the production costs.

In spite of the exogenous factors that impacts the poultry activities, the perspectives for the last quarterly of the year are very optimistic, not only that is the season of the best sales, but that also we are expecting to approach this months a market characterized for a healthy stability that permits predicts a good closing of year 2009 on this activity.

The exports begins to turn in 2009 showing a growth of 14% versus year 2008. The free trade treaty with Honduras has helped in this sense. The domestic sales also grow, although at a lower rhythm. Duo packs as the typical Panamanian snack (corn roll with pork sausage) and the More Funny Extra Dish (Nuggets and Yuka Sticks) found good receptivity with the consumer. For the next quarterly of the year, we expect to keep the same growing rhythm than the before mentioned quarterlies.

The Division of Restaurants of Grupo Melo opened three new locations. The first of them during the month of September in the capital city at the entrance area of the real state development San Antonio in the Via Tocumen, then in the month of October inaugurated two new Pio Pio, one located in Aguadulce and the other in David, Chiriqui. The new locations reported excellent

reception from the residents of the area. Actually the chain of Pio Pio restaurants has 57 premises in the Republic of Panama.

Recently started the campaign "Power Expert" of Izusu. Also are going on other activities from which we expect an increase of sales of 10% on this line. In the line of the vehicle Fiat we expect betters results supported by the introduction of the model Fiat 500 that had enlarged acceptance at world level thanks to its exclusives characteristics due to it we expect a substantial improvement of the line's image. The impact of the actual economic situation has been stronger in the line of machinery John Deere, principally in the industrial line. We maintain the strategy of inventory control on all the lines and a better follow up of the payable accounts portfolio looking for to improve the efficiency of the working capital. The banks continues keeping the restrictions on the financing which difficult the sales of the construction and agriculture equipment.

The operation of the Department of Stores during the III quarterly of this year continues showing the effects of the world financial crisis. During this quarterly the sales of the Department of Stores were lower than the same quarterly on the previous year, product of the economic effects suffered in the sectors of construction and agriculture and cattle.

During the IV quarterly anticipates a recovery in the levels of sales of the Department of Stores as fundamental consequence of an improving of the national economy. Expects sustainability in the industry of the construction, the impelling of the sales of the corporations of stores Comasa and Multilaminas. These sales impulses will come from the expansions works of the Panama Canal, the starting of the of the developing programs of the infrastructure by the Central Government, the developing of residential projects with costs lower than $80,000 and by the developing of important non residential projects. In the Agriculture and cattle sector, are expected significant improvements on the summer cultivate for the export and the continuing the expanse of the growth and special feed to fatten

animals rapidly. Additionally, we adopted new policies of trade and the availability of the products, that will allow to compete adequately in the sectors in which participates the Department of Stores. Finally, expect a great enthusiasm within the consumers with the arrival of the Christmas season which will impact the sales of Division of Stores.

Continuing with the expansion plans of the chain of Stores Melo Pet & Garden, during the IV quarterly will start operations a new branch in the city of Colon. Additionally are considered other areas of the capital city for the location of branches of this chain dedicated to the care of pets and gardens.

The Sales of Alto de Vistamares, S.A. in the third quarterly of year 2009, resulted better versus the previous quarterly. Started the sales of Urbanizacion Navarro, framed in the local market and with a new range of prices that will start from $40,000.00. This new development gave an increase in the number of separations of plots, so we expect to close the sales for the final for the end of the last quarterly of the year. Equally it was implement a new plan of incentives and promotions on the sale of houses, principally lead to the international market.

It continues the developing of the final works of the infrastructure of the new suburban Santo Domingo and La Vega de Montalcino. Within this two new suburban will add a total of 79 new plots for 2010.

II PART
FINANCIALSUMMARY
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 30/09/09	Quarterly At 30/06/09	Quarterly At 31/03/09	Quarterly At 31/12/08at
Total Sales or Incomes	190,942	125,494	61,290	265,907
Operation Margin	5.50%	5.21%	5.29%	6.32%
General and Administrative Expenses.	63,343	41,579	20,098	83,025
Net Profit or Loss	6,582	3,762	1,842	10,340
Shares issued and circulating*	2,402,730	2,402,730	2,372,704	2,327,704
Profit or Loss per share*	$2.71	$1.55	$0.79	$4.48
Depreciation and Amortization	5,788	3,960	2,001	7,101
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At30/09/09	Quarterly At30/06/09	Quarterly At 31/03/09	Quarterly At 31/12/08
Current Assets	80,057	84,415	85,366	87,923
Total Assets	171,319	175,188	173,499	175,103
Current Liabilities	60,574	66,201	63,884	65,609
Long Term Debt	41,910	43,007	44,099	45,156
Preferential Stocks	0	0	0	0
Paid Capital	44,210	44,210	40,497	40,223
Retained earnings	24,357	21,563	24,845	23,959
Total Stockholders equity	68,835	65,980	65,516	64,337
FINANCIAL RATIOS				
Dividend / Share	$1.78	$1.72	$0.29	$1.77
Total Debt/ Patrimony	1.49	1.66	1.65	1.72
Working Capital	19,483	18,214	21,482	22,314
Up-to-date Rate	1.32	1.28	1.34	1.34
Operative earnings / Financial Expenses	2.44	2.25	2.29	2.83

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARRANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating. The Stocks do not have warrantor as it do not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Commission of Values, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Commission of Values.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.	6,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from September 30th, 2009.

Eduardo Jaspe
Vicepresident

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report **Grupo Melo, S. A.**

Quartely *ended September 30, 2009*

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Financial Statements
September 30, 2009

CONTENTS

General Information 2
Independent Auditors' Report 4
Consolidated Balance Sheet 5
Consolidated Statement of Income 7
Consolidated Statement of Changes in Shareholders' Equity 8
Consolidated Statement of Cash Flows 9
Notes to Consolidated Financial Statements 10
1: Corporate Information 11
2: Statement of Compliance 15
3: Basis of Preparation of the Financial Statement 16
3.1: Basis of Consolidation 17
3.2: Significant Accounting Judgments and Estimates 17
4: Summary of Significant Accounting Policies 22
5: Cash 22
6: Notes and Accounts Receivable, Net 23
7: Inventories Biological Assets 25
9: Investment, at Equity 25
10: Properties, Equipment and Improvements, Net 25
11: Forestal Investment 28
12: Interest-Bearing Loans and Borrowings 30
13: Negotiable Commercial Securities 30
14: Bonds Payable 32
15: Accrued Expenses and Other Liabilities 33
17: Industrial Incentives 33
18: Income Tax 34
19: Dividends Paid 35
20: Retaing Earning Capitalization 36
21: Segment Information 37
22: Financial Risk Management Objectives and Policies 39
23: Fair Value of the Financial Instruments 41
24: Earnings per Share – Basic and Diluted 42
25: Related Parties Transactions 42
26: General and administrative expenses 43
27: Commitments and Contingencies 44

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Juan Manuel Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy

Registered Address
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas Panama Branch
Citibank, N.A.
Banco Aliado, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia
BAC Panama, S. A.
Multibank
Metrobank
Banco Panameño de la Vivienda, S.A.
Banco Nacional de Panamá
Arrendadora Internacional, S.A.
Finanzas Generales, S.A.

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Stock Broker
MMG Asset Management
Mundial Asset Management

External Auditors
Ernst & Young

(Translation of financial statements originally Issued in Spanish)
Grupo Melo, S.A.

Quarterly Financial Statements

INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S.A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 30 of September of 2009 and 31 of December of 2008,the connected states consolidated of results and cash flow, for the three finished months the 31 of September 2009 and 2008 in accordance with International Financial Reporting Standards. All information including the financial statements is responsibility of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, wose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Base in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standars.



Rogelio A. Williams C.
C. .P. A. 2678

November 9, 2009
Panama, Republic of Panama

(Amount expressed in thousands B/. balboas)

Notes		September 2009		December 2008	
	ASSETS				
	Current Assets				
5	Cash	**B/.**	**3,508**	B/.	2,438
6, 25	Notes and accounts and mortagage receivable net		**22,402**		26,202
7	Inventories, and biological assets		**46,879**		51,038
29	Cash deposits for purchase of grains		**361**		1,917
	Parcel land for sale		**5,297**		4,410
	Prepaid income tax		**209**		623
	Prepaid expenses		**661**		555
	Assets held for sale		**740**		740
			80,057		87,923
	Non-current Assets				
6,23	Notes receivable, net of current portion		**3,701**		2,809
16	Deferred income tax		**286**		286
8	Investment, under the equity method		**2,627**		2,311
	Undeveloped land		**9,590**		8,083
9	Properties, equipment and improvements, net		**61,855**		61,372
10	Forestal investment		**4,304**		4,183
	Severance fund		**3,116**		2,926
	Other assets		**5,783**		5,210
			91,262		87,180
	TOTAL ASSETS	**B/.**	**171,319**	B/.	175,103

(Amount expressed in thousands B/. balboas)

Notes			September 2009		December 2008
	LIABILITIES AND SHAREHOLDERS' EQUITY				
	Current Liabilities				
9,11	Interest-bearing loans and borrowings	**B/.**	**20,031**	B/.	22,827
12	Negotiable commercial securities		**11,869**		8,759
9,13	Bonds payable		**2,729**		4,248
	Notes and accounts payable - trade		**22,833**		26,051
14,23	Accrued expenses and other liabilities		**3,112**		3,724
			60,574		65,609
	Non-Current Liabilities				
	Provision for seniority premium		**3,937**		3,790
9, 11	Interest-bearing loans and borrowings		**9,881**		11,937
9, 13	Bonds payable		**28,092**		29,429
			41,910		45,156
29	**Commitments and contingencies**				
	Shareholders' Equity				
	Issued capital common stock, non-par value; authorized shares: 2,500,000; issued and 2,327,704 (2007-2,242,642)		**44,210**		40,223
	Retained earnings		**24,357**		23,959
	Complementary tax		**(68)**		(68)
			68,499		64,114
	Minority interest		**336**		224
	Total Shareholders' Equity		**68,835**		64,338
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**B/.**	**171,319**	B/.	175,103

The accompanying notes are integral part of the consolidated financial statements.

(Amount expressed in thousands B/. balboas)

Notes		September, 30 2009		2008	
	Revenue				
	Net sales	**B/.**	**189,159**	B/.	196,829
23	Cost of sales		**1,601**		1,584
	Changes in the inventory of goods in process and finished goods		**(1,860)**		8,573
	Good purchased for sale		**(61,920)**		(82,805)
23	Raw material and material used		**(41,757)**		(34,596)
	Parcel land sold		**(4,091)**		(4,025)
23, 24	Employees benefits		**(28,791)**		(27,518)
	Depreciation and amortization		**(5,788)**		(5,434)
	Advertising, marketing and ads		**(1,743)**		(2,077)
25, 28	Other income		**(32,809)**		(35,028)
	Interest and financial charges		**(4,261)**		(4,213)
	Interest income		**182**		252
	Share of profit of associate		**35**		158
	Income from operating activities before income tax		**7,957**		11,700
	Income tax		**(1,375)**		(1,648)
	Net income	**B/.**	**6,582**	B/.	10,052
	Attributable to:				
	Equity holders of the parent	**B/.**	**6,521**	B/.	10,008
24	Minority interests		**61**		44
		B/.	**6,582**	B/.	10,052
22	Earnings per share -basic and diluted	**B/.**	**2.71**	B/.	4.30
	Book value per share	**B/.**	**28.57**	B/.	27.62

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Changes in Shareholders´Equity
Quarterly ended September 30, 2009

(Amount expressed in thousands of B/. balboas)

Notes		*Authorized Common Shares*	*Issued Capital*	*Retained Earnings*	*Complementary Tax*	*Minority Interest*	*Total*
	As of january 1, 2008	2,242,642	36,213	19,704	(68)	212	56,061
	Net income	-	-	10,294	-	46	10,340
17	Dividends paid in cash	-	-	(2,061)	-	(34)	(2,095)
17	Dividends paid in shares	85,062	2,059	(2,059)	-	-	-
18	Reacquisition of common shares	-	1,951	(1,951)	-	-	-
	Complementary tax, net	-	-	32	-	-	32
	As of January 1, 2009	2,327,704	B/. 40,223	B/. 23,959	B/. (68)	B/. 224	B/. 64,338
	Net income	-	-	6,521	-	61	6,582
17	Dividends paid in cash	-	-	(2,136)	-	(19)	(2,155)
17	Dividens paid in actions	75,026	1,997	(1,997)	-	-	-
18	Capitalized earnings	-	-	-	-	70	70
18	Capitalized retained earnings		1,990	(1,990)	-	-	-
	As of March 31, 2009	**B/. 2,402,730**	**B/. 44,210**	**B/. 24,357**	**B/. (68)**	**B/. 336**	**B/. 68,835**

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows
Quarterly ended September 30, 2009

(Amount expressed in thousands B/. balboas)

Notes			SEPTEMBER 2009		2008
	Cash flows from operating activities				
	Income before income tax	**B/.**	**7,957**	B/.	11,700
	Adjustments for:				
6	Provision for doubtful accounts		**288**		503
	Share of profit of associate		**(35)**		(158)
9	Depreciation and amortization		**5,788**		5,434
	Provision for seniority premium		**602**		582
	Operative Results before changes in working capital		**14,600**		18,061
	Documents, accounts and mortages receivable		**2,620**		(4,023)
	Inventories and biological assets		**4,156**		(7,571)
	Cash deposits for purchase of grains inventory		**1,556**		-
	Parcel land for sale		**(1,507)**		(1,002)
	Prepaid expenses		**(106)**		(474)
	Undeveloped land		**(887)**		(1,336)
	Other assets		**(573)**		(2,420)
	Notes and accounts payable - trade		**(3,218)**		7,789
	Accrued expenses and other liabilities		**(612)**		(365)
	Seniority premium paid		**(455)**		(340)
	Cash proceeds from operations		**15,577**		8,319
	Income tax paid		**(961)**		(1,465)
	Next cash flows operating activities		**14,616**		6,854
	Next ...		**B/. 14,616**		B/. 6,854.00

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows (continued)
Quarterly ended September 30, 2009

(Amount expressed in thousands B/. balboas)

Notes			**2009**		2008
	Continued ...	**B/.**	**14,616**	B/.	6,854
	Cash flows from investment activities				
	Severance fund contribution, net		**(190)**		(181)
	Investment, at equity		**-**		-
	Investment to the method of participation in the patrimony		**(281)**		(52)
	Purchase of property, equipment and improvements		**(6,271)**		(10,593)
10	Forestal Investment		**(121)**		(119)
	Net cash flows used in investment activities		**(6,863)**		(10,945)
	Cash flows from financing actvities				
	Loans and lease obligations payments		**(42,968)**		(35,777)
	Proceeds from new loans and lease obligations		**38,096**		44,540
	Redemption of bonds		**(2,855)**		(2,158)
	Dividends paid		**(2,136)**		(2,059)
	Products of negotiable commercial values		**6,785**		-
	Redemption of negotiable commercial values		**(3,675)**		-
	Minority Interest		**70**		-
	Net cash flows from (used in) financing activities		**(6,683)**		4,546
	Net increase in cash		**1,070**		455
	Cash at January 1		**2,438**		2,661
5	**Cash at September 31**	**B/.**	**3,508**	B/.	3,116
	Additional information				
	Interest earned	**B/.**	**182**	B/.	252
	Interest paid	**B/.**	**(4,261)**	B/.	(4,213)

The accompanying notes are integral part of the consolidated financial statements.

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used.

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, construction material sale, fast food chains, food processing, real estate and reforestation.

Corporate Governance

Corporate Governance Policies Summary

General policies and procedures of the Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to the Group, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committees; in addition there is an Audit Committee, an Executive Compensation and Human Resources Committee, a Governance and Strategy Committee, and a Finance Committee.

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

1. Corporate Information (continued)

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Juan Manuel Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico F. Melo Klepitch - Principal

1. Corporate Information (continued)

Executive Compensation Committee and Human Resources Commitee

José Luis García de Paredes – Principal
Alfonso De la Espriella – Principal
Carlos Henríquez – Principal
Laury Melo de Alfaro – Principal
Arturo D. Melo Sarasqueta- Principal
Arturo D. Melo Klepitch – Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso De la Espriella– Principal
Federico F. Melo K. - Principal

Finance Committee

Juan Manuel Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henriquez- Principal
Eduardo Jaspe L. - Principal

Grupo Melo employees participating as members of any committee do not receive any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.

1. Corporate Information (continued)

- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.
- In the process of performing its responsabilities, the Committee may:
  a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation and Human Resources Commitee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel turnover among Grupo Melo's executives.

1. Corporate Information (continued)

Executive Compensation Committee (continued)

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Committee

The Corporate Governance and Strategic Committee's functions are:

- Enforce Grupo Melo and its subsidiaries' operations eith corporate government standars.
- To recommend amendments or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be present to the Board of Directors, with observations and recommendations on the following subjects:

1. Finance and budget objectives in a short and medium term.
2. Strategies for reaching an optimum financial structure.
3. Strategies to follow with the group's financial providers, including getting the best possible financial costs.
4. Any other financial issues that may appear within the Group's operations.

1. Corporate Information (continued)

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is neither harassment nor discrimination, at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2. Statement of Compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

3. Basis of Preparation of the Financial Statement

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value.

3. Basis of Preparation of the Financial Statement (continued)

The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

3.1 Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Inversiones Pio Juan, Altos de Vistamares, S. A., Embutidos y Conservas de Pollos, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario,S.A.,Desarrollo Amaya S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. Desarrollo Las Guacamayas, S. A., Desarrollo Los Macanos, S. A., Bienes Raíces Cerro Azúl, S. A., Bienes Raíces Azúl Homes, S. A., Rioca Real Estate, S. A., Administradora Rioca, S. A., Desarrollo Rioca, S. A., Bienes Raíces Rioca, S. A., Inversiones Rioca, S. A., Rioca Investment, S. A., Rioca Development, S. A., Rioca Managments, S. A e Inmobiliaria Rioca, S.A.,Rioca Internacional , S.A., Administradora Los Altos del María, S.A., Administradora Los Altos de Cerro Azul, S.A.y Desarrollo de Las Colinas after the eliminations of all material intercompanies transactions.

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

3.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

4. Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

Inventories

Inventories are valued at the lower of cost and net realizable value using the following methods:

• Finished goods	Average cost
• Machinery and automobiles inventory	Specific costs according to supplier invoices
• Parceled land for sale	Land purchased to developed and re-sell is value at amortized cost.
• Inventory of layer and breeding hens	Hens in the stage of release are value at cost Hens in production stage are valued at amortized cost.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

4. Summary of Significant Accounting Policies (continued)

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 20 years

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statement of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statement of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

4. Summary of Significant Accounting Policies (continued)

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax asset is measured at tax rates expected to apply to the period when the asset is realized, based on tax rates (and tax laws) that have been enacted or virtually enacted at the consolidated balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided. The Group doesn't recognize no gain or loss in the purchase, sale, issuance or cancellation of the shares of itself.

4. Summary of Significant Accounting Policies (continued)

Segment information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Adoption of new standards and amendments to standards published.

During the current year, the Group has adopted IFRS 7 Financial Instruments: The impact of the IFRS 7 adoption and the changes in IAS 1 have been made to expand the disclorures presented in these consolidated financial statements relating to the financial instruments of the Group and the capital administration.

(Amount expressed in thousands B/. balboas)

4. Summary of Significant Accounting Policies (continued)

Adoption of new standards and amendments to standards published (continued).

As follows the standards and interpretations that have bee issued but have not been effective, as of the date of these financial statements:

- IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statement: beginning on after July 1, 2009.

- IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items: beginning on or after July 1, 2009

The Group is evaluating the impact of this standards and interpretations in futures financial statements.

5. Cash

		September **2009**		December 2008
Cash on hand	**B/.**	**121**	B/.	121
Demands accounts		**3,387**		2,317
	B/.	**3,508**	B/.	2,438

There are no restrictions on cash.

(Amount expressed in thousands B/. balboas)

6. Notes and Accounts Receivable, Net

	September 2009	December 2008
Notes receivable	B/. 1,797	B/. 2,429
Accounts receivable - clients	18,736	20,303
Mortgages receivable	6,095	6,395
Accounts receivable - intercompanies	432	436
	27,060	29,563
Allowance for doubtful accounts	(2,134)	(1,880)
	24,926	27,683
Accounts receivable - other:		
Employees	179	129
Other	998	1,199
	26,103	29,011
Less: current portion of notes and accounts receivable clients	22,402	26,202
	B/. 3,701	B/. 2,809

Below is a breakdown of activities in the allowance for doubtful accounts:

	2009	2008
Balance at January 1	B/. 1,880	B/. 1,348
Increase in the year	288	608
Amounts written off	(34)	(76)
Balance at September 30	B/. 2,134	B/. 1,880

(Amount expressed in thousands B/. balboas)

6. Notes, Accounts and Mortages Receivable, Net (continued)

At September 30 2009, the analysis of past due notes and accounts receivable is presented below:

	September 30, 2009			December 31, 2008		
	Balances	Allowance for Doubtfull Accounts	Net Balance	Balances	Allowance Accounts	Net Balance
Not-Due	B/. 18,001	B/. -	B/. 18,001	B/. 19,661	B/. -	B/. 19,661
Less that 30 days	1,019	179	840	1,064	-	1,064
Between 30-60 days	561	561	-	964	(839)	125
Between 60-90 davs	256	256	-	556	(555)	1
Betweed 90-120 days	162	162	-	80	(80)	-
More than 120 days	966	966	-	843	(397)	446
	B/. 20,965	**(2,124)**	**B/. 18,841**	**B/. 23,168**	**(1,871)**	**B/. 21,297**
Mortage:						
Not- Due	B/. 4,764	B/. -	B/. 4,764	B/. 4,783	B/. -	B/. 4,783
Less that 30 days	4	-	4	2	-	2
Between 30-60 days	4	-	4	1	-	1
Between 60-90 days	4	-	4	-	-	-
Betweed 90-120 days	3	-	3	-	-	-
More than 120 days	1,316	(10)	1,306	1,610	(9)	1,601
	6,095	(10)	6,085	6,395	(9)	6,387
	B/. 27,060	**(2,134)**	**B/. 24,926**	**B/. 29,563**	**(1,880)**	**B/. 27,683**

As of September 30, the company Altos de Vistamares, S.A. maintains mortagages receivable that are undergoing foreclosure, for B/. 1,472 . These mortagages are guaranteed by the land.

(Amount expressed in thousands B/. balboas)

7. Inventories and Biological Assets

		September 2009		December 2008
Goods and materials	**B/.**	**24,081**	B/.	23,096
Machinery and equipment		**5,426**		6,745
Automobiles and spare parts		**3,829**		4,113
Poultry, eggs and food		**7,169**		6,982
Houses		**2,294**		2,389
Tires, batteries and others		**824**		793
		44,343		44,118
Inventory in transit		**2,536**		6,920
	B/.	**46,879**	B/.	51,038

8. Investment, under the equity method

	% of Participation		September 2009		December 2008
Procesadora Moderna, S.A.	50%	**B/.**	**544**	B/.	590
Compañias Ulises, S.A.	50%		**142**		142
Atlantic Grain Terminal, S. A.	20%		**928**		763
Recuperación de Proteínas, S.A.	50%		**511**		621
Antares del Este, S.A.	28%		**307**		-
			2,314		2,116
Other investments			**195**		195
		B/.	**2,627**	B/.	2,311

(Amount expressed in thousands B/. balboas)

10. Property, Equipment and Improvements, Net

September 30, 2008

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2008, net of accumulated depreciation and amortization	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372
Additions		1,175		2,244		877		2,294		6,590
Reclassifications		(747)		4,028		-		(3,281)		-
Disposals		(24)		(196)		(722)		-		(942)
Disposal depreciation		-		64		639		-		703
Depreciation and amortization		(1,409)		(3,155)		(1,304)		-		(5,868)
At Septembet 30, 2009, net of accumulated depreciation and amortization	B/.	36,155	B/.	21,426	B/.	2,443	B/.	1,831	B/.	61,855
At January 1, 2009, net of accumulated										
At cost	B/.	57,223	B/.	51,750	B/.	6,910	B/.	2,818	B/.	118,672
Accumulated depreciation and amortization		(20,063)		(33,309)		(3,957)		-		(57,329)
Net carrying amount	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372
At September 30, 2009										
At cost	B/.	57,627	B/.	57,826	B/.	7,065	B/.	1,831	B/.	124,349
Depreciation and amortization		(21,472)		(36,400)		(4,622)		-		(62,494)
Net carrying amount	B/.	36,155	B/.	21,426	B/.	2,443	B/.	1,831	B/.	61,855

As of September 30, 2009 several properties with carrying amounts of B/.22,392 guarantees credit agreements, loans and bonds whith Group's Companies (see notes 11, 12 and 13) The leased equipment guarantees the Group´s financial leases (see note 11).

(Amount expressed in thousands B/. balboas)

10. Property, Equipment and Improvements, Net (continued)

December 31, 2008

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2008, net of accumulated depreciation and amortization	B/.	32,286	B/.	18,200	B/.	3,481	B/.	2,511	B/.	56,478
Additions		3,346		3,495		1,398		5,514		13,753
Reclassifications		3,553		1,654		-		(5,207)		-
Disposals		(304)		(4,261)		(812)		-		(5,377)
Disposal depreciation		14		2,869		736		-		3,619
Depreciation and amortization		(1,735)		(3,516)		(1,850)		-		(7,101)
At March 31, 2009, net of accumulated depreciation and amortization	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372
At January 1, 2009, net of accumulated										
At cost	B/.	50,421	B/.	51,282	B/.	6,295	B/.	2,511	B/.	110,509
Accumulated depreciation and amortization		(18,135)		(33,082)		(2,814)		-		(54,031)
Net carrying amount	B/.	32,286	B/.	18,200	B/.	3,481	B/.	2,511	B/.	56,478
At December 31, 2008										
At cost	B/.	57,223	B/.	51,750	B/.	6,910	B/.	2,818	B/.	118,701
Depreciation and amortization		(20,063)		(33,309)		(3,957)		-		(57,329)
Net carrying amount	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372

As of December 31, 2008 several properties with carrying amounts of B/.22,392 serve as guarantees for Group credit agreements, loans and bonds (See Note 12, 13 and 14). Leased equipments serve as guarantees for the Group's financial leasing contracts (See Note 11). During 2008, the Group conducted valuations for its real estate property. The valuations was carried out by Panamericana de Avalúos, an independent appraiser. The market value of the properties was B/. 82,569.

11. Forestal Investment

		March **2009**		December 2008
Reconciliation value of forestal investment:				
Carrying amount as of January 1	**B/.**	**4,183**	B/.	3,997
Increase due to purchases		**121**		161
Gain arising from changes in fair value attributable to physical changes		**-**		25
Carrying amount as of March 31	**B/.**	**4,304**	B/.	4,183

Disbursements made during 2009 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,279, less losses of B/.109 due to fires, generated net income of B/.1,169.

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

12. Interest Bearing Loans and Borrowings (continued)

	Interest	Maturity		SEPTEMBER 2009		DECEMBER 2008
Short Term						
Overdrafts and Bank Loans	5.5-8.75%	2010	**B/.**	**17,209**	B/.	19,494
Current portion of long-term loans						
Mortgage Loans	5.9-7.5%	2010		**1,356**		1,522
Contracts Lease	6.375-8%	2010		**1,466**		1,811
			B/.	**20,031**	B/.	22,827
	Interest	*Maturity*		**2009**		2008
Long Term						
Mortgage Loans	5.9-7.5%	2011 - 2015	**B/.**	**9,184**	B/.	10,940
Contracts Lease	6.375-8%	2011 - 2012		**697**		997
			B/.	**9,881**	B/.	11,937

Credit Agreement

Grupo Melo, S.A. has credit facilities with fourteen banks up to B/.51,165 according to the contractual terms agreed. These agreements are reviewed on an annual basis. All subsidiaries of Grupo Melo, S.A. use the collective facilities. At September 30, 2009, the subsidiaries have used this credit facilities approximate amount of B/.17,209.

The credit agreements involve the following conditions:

- Dividends to shareholders will be allowed up to 50% of the net profits of the year, provided the ratio debt to capital do not exceed two and a half (2 ½) to one (1).
- The ratio debt to capital should not exceed two and a half (2 ½) to one (1).

12. Interest Bearing Loans and Borrowings (continued)

Mortgages Loans

Mortgages bear the following guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049,16857,23394, 27399, 27665, 33786, 49008, 55655, 52545, 3338, 44216, 47734, 57169,61996,65159 y 65686.
- Provisions on mortgaged property maintenance, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

13. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.15,000). As of December 31, 2008, the Group had placed B/.8,759. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issuance date. As of September 30, 2009 the annual interest rate of Negotiable Commercial Securities was between 4.75% - 6% annual.

This issuance is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

14. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, , 39570, 41088 and 40616, and others parcel 39226,40371,40381, 40391 and others on where the Manuel E. Melo Factory is located.

A breakdown of bonds payable is as follows:

		SEPTEMBER **2009**		DECEMBER 2008
Bond issuance with a face value of B/.15,000, issued in one serie, bearing annual interest, at an floating rate based on Prime Rate + 2.25% payable quaterly, which must never be less than 3.5% annual, nor greater than 8% annual, maturing in December 2012.	**B/.**	**5,721**	B/.	7,077
Bond issuance with a face value of B/.1,500,000 issued as Series D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.		**-**		1,500
Bond issuance whith a face value of B/. 10,000 issued in one series, bearing an annual interest of 8%, payable quarterly, whith maturity date of December 2011.		**10,000**		10,000
Continues...	**B/.**	**15,721**	B/.	18,577

14. Bonds Payable (continued)

	SEPTEMBER 2009	DECEMBER 2008
Bond issuance with a face value of B/. 10,000 issued in two series		
Serie B: Series B bonds mature as of November 2013. The fixed annual interest rate is 8.25%	**4,000**	4,000
Serie C: Series C bonds mature as of November 2014. The fixed annual interest rate is 8.625%	**6,000**	6,000
Series bonds:		
A. **Serie C:** Series C bonds mature as of December 2009. Annual libor interest rate is 6 months + 2.875%	**1,200**	1,200
B. **Serie D:** Series D bonds mature as of December 2010. Annual libor interest rate is 6 months + 3%	**1,200**	1,200
C. **Serie E:** Series C bonds mature as of December 2011. Annual libor interest rate is 6 months + 3.125%	**1,200**	1,200
F. **Serie F:** Series F bonds mature as of December 2012. Annual libor interest rate is 6 months + 3.25%	**1,500**	1,500
	30,821	33,677
Less: Current portion	**2,729**	4,248
Long - term portion	**B/. 28,092**	B/. 29,429

15. Accrued Expenses and Other Liabilities

	SEPTEMBER 2009	DECEMBER 2008
Vacations payable	B/. 655	B/. 919
Income tax and social security	608	749
Thirteen month payable	305	87
Managers' profit sharing	698	985
Income tax payable	218	249
Customers deposits	22	151
	488	-
Others	118	584
	B/. 3,112	B/. 3,724

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred

17. Income Tax

Major components of tax expenses for the quarterly ended September, 30 were:

	SEPTEMBER	
	2009	2008
Income tax	**B/. (1,584)**	B/. (1,648)

Deferred tax assets

Deferred taxes at September 30 relates to the following:

	Calculation Basis		*Deferred Income Tax*	
	2009	2008	**2009**	*2008*
Seniority premium	**B/. 952**	B/. 952	**B/. 286**	B/. 286

As September 30, 2009, the Group has calculated the deferred tax asset for B/. 286. These amounts result mainly from the seniority premium estimation before 1993, which are available to apply to future taxes at the time of payment. This estimation made on the aforementioned basis is for B/.952 as of September 30, 2009. Acording to Panama´s fiscal laws, regarding the seniority premium, future uses of the estimation are applied at the time the benefits are paid or the contribution is made to the severance fund.

According to International Accounting Standard No. 12, there must be a certainty on the use of the seniority premiums before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized.

16. Dividends Paid

During 2009, dividends of B/.1.78 per common stock (totaling B/.4,133) were declared and paid cash B/. 2,136 and in common stocks 1,997.

During 2008, dividends of B/.1.77 per common stock (totaling B/.4, 120) were declared and paid in cash B/. 2,061 and in common stocks B/. 2,059.

18. Retain Earnings Capitalization

During the year 2009 and 2008, the Group subsidiaries declared common stock dividends and capitalization retained earnings. According to the requirements of the existing tax laws, for a period of five years from the date of the capitalization of retained earnings, will have to comply with the following conditions:

1. They may not acquire its own shares, or provide loans to its shareholders or partners.
2. The loans that the shareholders or partners owed to the company at the time it capitalizes the retained earnings, shall be cancelled within six months from the date of capitalisation.
3. The tax payer who break these rules will be forced to pay the dividend tax, with the respective surcharges and interests.

21. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The restaurant segment is a fast food chain with an extensive menu of fried and broiled chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

September 30, 2009

	Grupo Melo, S. A.	*División Bienes Raices*	*División Restaurantes*	*División Maquinaria*	*División Servicios*	*División Almacenes*	*Division Avicola*	*Sub - Total*	*Eliminations Debit*	*Eliminations Credit*	*Total*
Revenue	B/. -	B/. 6,311	B/. 19,791	B/. 30,202	B/. -	B/. 58,753	B/. 74,102	B/. 189,159	B/. -	B/. -	B/. 189,159
Net sales	-	-	537	1,132	-	532	471	B/. 2,672	2,672	-	-
Net sales - internal affiliates	B/. -	B/. 6,311	B/. 20,328	B/. 31,334	B/. -	B/. 59,285	B/. 74,573	B/. 191,831	B/. 2,672	B/. -	B/. 189,159
Segment Result											
Profit (loss) before income tax, revenue and financial cost and affiliates participation											
Net financial cost	B/. -	B/. 1,328	B/. 1,490	B/. 1,836	B/. 9	B/. 2,939	B/. 4,581	B/. 12,183	B/. -	B/. -	B/. 12,183
Share of profit (loss) of an associate	-	(437)	(38)	(1,022)	(9)	(399)	(2,356)	(4,261)	-	-	(4,261)
Income (loss) before income tax	-	-	-	-	-	-	-	-	-	35	35
Income tax	-	891	1,452	814	-	2,540	2,225	7,922	-	35	7,957
	-	-	-	-	-	-	-	-	-	-	(1,375)
Net Income	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 6,582

September 30, 2009

	Grupo Melo, S. A.	*División Bienes Raices*	*División Restaurantes*	*División Maquinaria*	*División Servicios*	*División Almacenes*	*Division Avicola*	*Sub - Total*	*Eliminations Debit*	*Eliminations Credit*	*Total*
Assets and Liabilities											
Segment assests	B/. 206	B/. 32,816	B/. 8,019	B/. 32,382	B/. 43,142	B/. 37,730	B/. 132,910	B/. 287,205	B/. -	B/. 118,513	B/. 168,692
Investment in subsidiaries	B/. 50,299	B/. -						50,299		B/. 50,299	-
Investment, at equity	978	-	-	-	39	-	1,610	2,627	-	-	2,627
Total Assests	B/. 1,184	B/. 32,816	B/. 8,019	B/. 32,382	B/. 43,181	B/. 37,730	B/. 134,520	B/. 340,131	B/. -	B/. 118,513	B/. 171,319
Total Liabilities	B/. 4,146	B/. 14,428	B/. 3,748	B/. 26,301	B/. 42,076	B/. 19,875	B/. 110,813	B/. 221,387	B/. 118,903	B/. -	B/. 102,484
Otra información											
Properties, equipment and improvements investment	B/. -	B/. 393	B/. 1,194	B/. 272	B/. 97	B/. 924	B/. 3,391	B/. 6,271	B/. -	B/. -	B/. 6,271
Depreciation and amortization	B/. -	B/. 301	B/. 603	B/. 385	B/. 126	B/. 748	B/. 3,625	B/. 5,788	B/. -	B/. -	B/. 5,788
Provisions and other payroll liabilities	B/. -	B/. 206	B/. 424	B/. 327	B/. 387	B/. 775	B/. 993	B/. 3,112	B/. -	B/. -	B/. 3,112
Indemnity and severance funds	B/. -	B/. 227	B/. 461	B/. 454	B/. 253	B/. 640	B/. 1,902	B/. 3,937	B/. -	B/. -	B/. 3,937

20. Información de Segmentos (continuación)

	2008										
	Grupo Melo, S. A.	*División Bienes Raices*	*División Restaurantes*	*División Maquinaria*	*División Servicios*	*División Almacenes*	*Division Avicola*	*Sub - Total*	*Eliminations Debit*	*Eliminations Credit*	*Total*
September 30, 2009											
Revenue	B/.	B/. 9,020	B/. 17,126	B/. 39,492	B/.	B/. 62,183	B/. 69,008	B/. 196,829	B/. -	B/. -	B/. 196,829
Net sales	-	-	-	-	-	-	-	B/. -	-	-	-
Net sales - internal affiliates	B/. -	B/. 9,020	B/. 17,126	B/. 39,492	B/. -	B/. 62,183	B/. 69,008	B/. 196,829	B/. -	B/. -	B/. 196,829
Segment Result											
Profit (loss) before income tax, revenue and financial cost and affiliates participation	B/. -	B/. 2,303	B/. 1,038	B/. 2,997	B/. 17	B/. 4,666	B/. 4,734	B/. 15,755	B/. -	B/. -	B/. 15,755
Net financial cost	-	(420)	(15)	(859)	(17)	(571)	(2,331)	(4,213)	-	-	(4,213)
Share of profit (loss) of an associate	208	-	-	-	-	-	(50)	(50)	-	-	158
Income (loss) before income tax	208	1,883	1,023	2,138	-	4,095	2,353	11,492	-	-	11,700
Income tax	-	-	-	-	-	-	-	-	-	-	(1,648)
Net Income	-	-	-	-	-	-	-	-	-	-	B/. 10,052
September 30, 2009											
Assets and Liabilities											
Segment assests	B/. -	B/. 30,854	B/. 6,515	B/. 38,216	B/. 38,420	B/. 41,946	B/. 114,539	B/. 270,490	B/. -	B/. 93,859	B/. 176,631
Investment in subsidiaries	B/. 48,881	B/. -						48,881		B/. 48,881	-
Investment, at equity	764	-	-	-	39	-	1,462	2,265	-	-	2,265
Total Assests	B/. 49,645	B/. 30,854	B/. 6,515	B/. 38,216	B/. 38,459	B/. 41,946	B/. 116,001	B/. 321,636	B/. -	B/. 142,740	B/. 178,896
Total Liabilities	B/. 4,180	B/. 12,851	B/. 3,223	B/. 31,030	B/. 37,354	B/. 27,126	B/. 92,201	B/. 207,965	B/. 93,609	B/. -	B/. 114,356
Otra información											
Properties, equipment and improvements investment	B/. -	B/. 452	B/. 950	B/. 1,675	B/. 185	B/. 1,229	B/. 6,102	B/. 10,593	B/. -	B/. -	B/. 10,593
Depreciation and amortization	B/. -	B/. 380	B/. 496	B/. 301	B/. 116	B/. 806	B/. 3,335	B/. 5,434	B/. -	B/. -	B/. 5,434
Provisions and other payroll liabilities	B/. -	B/. 410	B/. 372	B/. 199	B/. 447	B/. 1,125	B/. 1,038	B/. 3,591	B/. -	B/. -	B/. 3,591
Indemnity and severance funds	B/. -	B/. 213	B/. 379	B/. 338	B/. 227	B/. 591	B/. 1,876	B/. 3,624	B/. -	B/. -	B/. 3,624

22. Financial risk management policies and objectives

Financial risk management objectives

The Group's activities are exposed to a variety of financial risks; these activities include analysis, evaluation, acceptance, and management of a certain degree of risk or combination of risks. Taking risks is part of the business, and operational risks are an inevitable consequence of being involved in the business. The Group's objective is to achieve a proper balance between risks and returns, and to minimize potential adverse effects on the Group's financial realization.

The Group's risk management policies are designed to identify and analyze these risks, establish risk limits and proper controls, as well as to monitor risks and compliance with updated limits. The Group regularly reviews its risk management policies so as to reflect market changes and best practices.

These situations generate the following financial risks:

a) Financial risk management

Grupo Melo's main financial obligations are: credit lines, commercial negotiable instruments, term loans, financial leases, and bonds. The goal of these financial obligations is to obtain funds necessary for the Group's operations.

The main financial assets used by Grupo Melo are notes and accounts receivable and payable.

b) Interest rate risk

The Group obtains financing at current market rates. However, even when fixed rates are agreed, obligations generally include clauses which allow the creditor to increase or decrease the interest rate according to the cost of funds. The Group is therefore exposed to changes in market interest rates which may affect obligations agreed at a floating rate and/or impact the creditor's cost of funds.

As of September 30, 2009, approximately 55% of the debt is agreed at floating rates.

Each 100 basic points of change in the average cost of Grupo Melo, S.A.'s funds have an impact of approximately B/.770 on net profit. The average cost of funds for Grupo Melo is directly related to market interest rates.

22. Financial risk management policies and objectives (continued)

Financial risk management objectives (continued)

c) Credit risk

The Group has established strict credit procedures in all of its business units. Decisions regarding the credit policy and approval of new credit are made by the Credit Comittee, who assess the risk of all credit activities and approve the credit policies. The Credit and Finance Department monitors and provides follow-up on the Credit Committee's decisions. The Credit Committee and the Credit and Finance Department are completely separate from the sales activities.

The client segment corresponding to supermarket chains represents a significant part of the accounts receivable portfolio, therefore it is constantly monitored. No other segment of the activities performed by the Group represents a significant volume of the current credit portfolio breakdown.

The incidence of uncollectibility and lateness in accounts receivable has historically been very low, therefore it does not represent potential risks.

The Group does not have other relevant financial assets which may imply a significant credit risk.

d) Liquidity risk

The Group monitors the risk of not having sufficient funds to fulfill its obligations. Future cash flow projections are prepared weekly per area of activity for a four week period, and monthly for those months left until the end of the fiscal period. The Group thus determines its ability to fulfill its obligations and future cash needs.

Cash flows for both operational and investment activities are taken into consideration, so as to adequately cover short or long-term cash flows, depending on the need.

e) Capital Management

Grupo Melo's capital policy objective is to maintain a healthy financial structure which minimizes the risk for creditors and maximizes returns for shareholders.

A policy of distributing dividends of up to 40% of the net earnings for the period was established.

22. Financial risk management policies and objectives (continued)

Grupo Melo's capital policy is based on maintaining a debt/equity ratio no higher than 2.

	SEPTEMBER		DECEMBER	
	2009		2008	
Total liabilities	**B/.**	**102,482**	B/.	110,765
Total shareholder's investment	**B/.**	**68,835**	B/.	64,338
Debt equity ratio	**B/.**	**1.49**	B/.	1.72

23. Reasonable Value of the Financial Instruments

In order to estimate the fair value of each category of the financial instruments in the consolidated balance sheet in the following way:

The financial instruments of cash, accounts and notes receivable and investments under the equity method are valued by the administration at its carring amount that approximates its fair value for its short term nature. Periodically they evaluate the collectibility of these assets and eliminate those considered uncollectable accounts using the allowance for doudful accounts.

The loans payable, negotiable commercial securities and bonds payable are evaluated by the Administration at their book value which approximates to their fair value, since its maturity is within a year. The Administration has determined that it is not practical to estimate the fair value of the loans with maturity of one to five years or more, because of its long term nature. As they expect that it does not differ significantly from his book value, as usually the creditors hold the positions of contracts until the maturity of the obligations. All the obligations have been agreed in dollards, therefore there are no currency exchange fluctuations and the interest rates are settle down according to the market.

The financial instruments of cash, accounts and notes receivable and investments under the equity method are valued by the administration at its carring amount that approximates its fair value for its short term nature. Periodically they evaluate the collectibility of these assets and eliminate those considered uncollectable accounts using the allowance for doudful accounts.

The loans payable, negotiable commercial securities and bonds payable are evaluated by the Administration at their book value which approximates to their fair value, since its maturity is within a year. The Administration has determined that it is not practical to estimate the fair value of the loans with maturity of one to five years or more, because of its long term nature. As they expect that it does not differ significantly from his book value, as usually the creditors hold the positions of contracts until the maturity of the obligations. All the obligations have been agreed in dollars, therefore there are no currency exchange fluctuations and the interest rates are settle down according to the market.

24. Earnings per Share - Basic and Diluted

Basic and diluted earnings per share are calculated by dividing the years' net income attributable to shareholders by the number of common shares issued and outstanding.

	September 2009	December 2008
Net income atributable to shareholders	**B/. 6,521**	B/. 10,008
Weigh average of common stocks outstanding applicable for basic and diluted net income per share	**2,402,730**	2,327,704
Basic and diluted earning per share	**B/. 2.71**	B/. 4.30

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

26. Related Parties Transactions

	September		December	
In the consolidated income statements	**2009**		2008	
Recuperación de Proteínas, S.A.	**B/.**	**401**	B/.	405
Compañía Ulises, S.A.		**11**		11
Desarrollo Posicional, S.A.		**20**		20
	B/.	**432**	B/.	436

	September 30			
Compensations:	**2009**		2008	
Group Directors with Executive Functions	**B/.**	**542**	B/.	521
Group Directors without Executive Functions		**54**		34
	B/.	**596**	B/.	555

	2009		2008	
Rentals:				
Group Directors with Executive Functions	**B/.**	**245**	B/.	230

25. Employee Benefits

Employee benefits are broken down as follows:

	September 30			
	September 2009		December 2008	
Salaries, commisions and premiuns	**B/.**	**20,888**	B/.	13,304
Labor benefits		**6,379**		3,934
Attention and feeding to employees		**1,524**		890
	B/.	**28,791**	B/.	18,128

26. General and Administrative Expenses

	September, 30	
	2009	2008
Travel, travel and transport	**901**	896
Honorary and legal professionals	**1,425**	1,602
Insurance	**372**	377
Rentals	**1977**	1924
Electricity, telephone and water	**5232**	6405
Maintenance and repair of local	**2,567**	2,290
Maintenance of machinery	**1,386**	1,323
And Clean Toilet	**1,548**	1,476
Inventory	**137**	145
Packaging, tape cartridges and	**2,397**	2,170
Expenses Office	**773**	726
Bells and stamped paper	**136**	143
Taxes	**643**	640
Bad debts	**237**	470
Delivery, freight and cartage	**2,972**	2,878
Fumigation and medicines	**840**	665
Expenses banking	**332**	343
Petrol, diesel, lubricants and greases	**2,369**	4,238
Expenditure on tires and accessories	**355**	305
Maintenance and spare parts of vehicles	**1,220**	1,055
Supplies and materials	**1,007**	949
Litters	**229**	252
Expenses ITBMS	**755**	653
Cost of Sales	**1,745**	1,764
Equipment rental	**232**	336
Expenses transferables to cost	**(140)**	(29)
Miscellaneous	**1,162**	1,032
	B/. 32,809	B/. 35,028

27. Commitments and Contingencies (continued)

Purchase of property

As of March 31, 2009, the Group maintains commitments to purchase properties for B/.1, 481.

Contingencies

Income Tax

According to tax regulations in effect, income tax declarations filed by entities incorporated in the Republic of Panama are subject to review by Tax Authorities up to the last three (3) years, including the year ended December 31, 2009.

Civil, Criminal, and Administrative Proceedings

Currently there are forty-eight civil proceedings regarding collections for accounts and mortgages, with high probability of a favorable outcome. These cases are pending admission and presentation of evidence.

Administrative Proceedings

1. Ordinary major proceeding against Empacadora Avícola, S. A. and Henry French, an employee of that company, claiming damages and losses, lost profits, pain and suffering, physical damages as well as physical damage to personal property resulting from a car accident. The amount of the lawsuit is B/.550; The Thirteenth civil court ordered Empacadora Avícola, S.A. topay B/.25. The Company opposes the plaintiff's claims given that they have been able to provide proof of the amount requested.

Other Information

Grupo Melo, S. A.
Consolidation of Balance Sheets
September 30, 2009
(Amount expressed in B/. Balboas)

	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A. y Subsidiarias*	*Estrategias y Restauratantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*
LIABILITIES AND SHAREHOLDERS EQUITY							
Current Liabilities							
Intereset - bearing loangs and borrowings	B/. -	B/. 14,600	B/. 5,363	B/. -	B/. -	B/. 68	B/. -
Negotiable commercial secutities	-	11,869	-	-	-	-	-
Bonds payable	-	2,729	-	-	-	-	-
Notes and accounts payable-trade	-	22,369	390	47	-	27	-
Accrued expenses and other liabilities	-	2,350	296	35	-	-	-
Dividends to receive	345	249	-	-	-	-	-
Accounts payable-affiliates	3,799	1,271	3,193	49	4,828	327	-
	4,144	55,437	9,242	131	4,828	422	-
Non-Current Liabilities							
Provision for senority premium	-	3,661	226	50	-		-
Interested - bearing loans and borrowings	-	9,583	298	-	-	-	-
Bond payable	-	28,092	-	-	-	-	-
	-	41,336	524	50	-	-	-
Shareholders Equity							
Issued capital	44,211	37,972	11,742	41	-	56	391
Retained earning	3,151	13,460	6,588	212	17	(133)	(212)
Complementary tax	-	(68)	-	-	-	-	-
	47,362	51,364	18,330	253	17	(77)	179
Minority interest	-	-	-	253	-	-	-
Total Shareholders Equity	47,362	51,364	18,330	506	17	(77)	179
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	B/. 51,506	B/. 148,137	B/. 28,096	B/. 687	B/. 4,845	B/. 345	B/. 179

	Inversiones Pio Juan, S. A.	Embutidos y Conservas de Pollo S. A.	Inmobiliaria Los Libertadores S. A.	Pio Pio Colombia, S. A.	Total	Eliminations Debit	Credit	Consolidated
LIABILITIES AND SHAREHOLDERS EQUITY								
Current Liabilities								
Intereset - bearing loangs and borrowings	B/. -	B/. -	B/. -	B/. -	B/. 20,031	B/. -	B/. -	B/. 20,031
Negotiable commercial secutities	-	-	-	-	11,869	-	-	B/. 11,869
Bonds payable	-	-	-	-	2,729	-	-	2,729
Notes and accounts payable-trade	-	-	-	-	22,833	-	-	22,833
Accrued expenses and other liabilities	1	-	-	6	2,688	4	428	3,112
Dividends to receive	-	-	-	-	594	594	-	-
Accounts payable-affiliates	238	-	33	-	13,738	13,738	-	-
	239	-	33	6	74,482	14,336	428	60,574
Non-Current Liabilities								
Provision for senority premium		-	-	-	3,937	-	-	3,937
Interested - bearing loans and borrowings	-	-	-	-	9,881	-	-	9,881
Bond payable	-	-	-	-	28,092	-	-	28,092
	-	-	-	-	41,910	-	-	41,910
Shareholders Equity								
Issued capital	-	-	96	266	94,775	50,565	-	44,210
Retained earning	20	830	6	-	23,939	2,086	2,504	24,357
Complementary tax	-	-	-	-	(68)	-	-	(68)
	20	830	102	266	118,646	52,651	2,504	68,499
Minority interest	-	-	-	86	339	3		336
Total Shareholders Equity	20	830	102	352	118,985	52,654	2,504	68,835
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	B/. 259	B/. 830	B/. 135	B/. 358	B/.235,377	B/. 66,990	B/. 2,932	B/. 171,319

Grupo Melo, S. A.
Consolidation of the Income Statment
Year ended September 30, 2009
(Amount expressed in B/. Balboas)

ASSETS	*Grupo Melo, S. A.*	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A. y Subsidiarias*	*Estrategias y Restaurantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*
Current Assets	B/. 206	B/. 2,978	B/. 248	B/. 47	B/. -	B/. -	B/. -
Cash	-	19,509	2,458	3	-	-	-
Notes, accounts and mortagage receivable, net	-	44,516	2,330	21	-	12	-
Inventory net	-	361	-	-	-	-	-
Cash deposits for purchase of grains	-	-	5,297	-	-	-	-
Parcel land for sale	-	-	207	-	-	-	-
Prepaid income tax	-	459	28	-	-	-	-
Prepaid expenses	594	-	-	-	-	-	-
Dividends to receive	-	9,100	23	216	3,865	153	157
Accounts receivable-affialiates	-	740	-	-	-	-	-
Assets held for sale	800	77,663	10,591	287	3,865	165	157
Non-Current Assets	-	-	3,701	-	-	-	-
Notes receivable, net of current portion	-	266	19	-	-	-	22
Deferred income tax	50,299	-	-	-	-	-	-
Investment in subsidiaries	407	1,624	-	-	-	-	-
Investment under the equity method	-	-	9,590	-	-	-	-
Undeveloped land	-	56,304	3,426	330	980	94	-
Property, equipment and improvements, net	-	4,304	-	-	-	-	-
Forestal investment	-	2,895	180	41	-	-	-
Severance fund	-	5,081	589	27	-	86	-
Other assets	50,706	70,474	17,505	398	980	180	22
TOTAL ASSETS	B/. 51,506	B/. 148,137	B/. 28,096	B/. 685	B/. 4,845	B/. 345	B/. 179

ASSETS	Inversiones Pio Juan, S. A.	Embutidos y Conservas de Pollo, S. A.	Inmobiliaria Los Libertadores, S. A.	Pio Pio Colombia, , S. A.	Total	Eliminations Debit	Credit	Consolidated
Current Assets	B/. 15	B/. -	B/. -	B/. 14	B/. 3,508	B/. -	B/. -	B/. 3,508
Cash	-	-	-	-	21,970	432	-	22,402
Notes, accounts and mortagage receivable, net	-	-	-	-	46,879	-	-	46,879
Inventory net	-	-	-	-	361			361
Cash deposits for purchase of grains	-	-	-	-	5,297	-	-	5,297
Parcel land for sale	2	-		-	209			209
Prepaid income tax	-	174	-	-	661	-		661
Prepaid expenses	-	-	-	-	594		594	-
Dividends to receive	-	656	-	-	14,170		14,170	-
Accounts receivable-affialiates	-	-	-	-	740	-	-	740
Assets held for sale	17	830	-	14	94,389	432	14,764	80,057
Non-Current Assets	-	-	-	-	3,701	-	-	3,701
Notes receivable, net of current portion	-	-	-	-	307	-	21	286
Deferred income tax	-	-	-	-	50,299	-	50,299	-
Investment in subsidiaries	-	-	-	-	2,031	596	-	2,627
Investment under the equity method	-	-	-	-	9,590	-	-	9,590
Undeveloped land	242	-	135	344	61,855	-	-	61,855
Property, equipment and improvements, net	-	-	-	-	4,304	-	-	4,304
Forestal investment	-	-	-	-	3,116	-	-	3,116
Severance fund	-	-	-	-	5,783	-	-	5,783
Other assets	242	-	135	344	B/. 140,986	596	50,320	91,262
TOTAL ASSETS	B/. 259	B/. 830	B/. 135	B/. 358	B/. 235,375	B/. 1,028	B/. 65,084	B/. 171,319

Grupo Melo, S. A.
Consolidation of the Income Statment
Year ended September 30 , 2009
(Amount expressed in B/. Balboas)

	Melo, S. A.	*Melo, S. A.*	*Mares, S. A. y Subsidiarias*	*Restauratantes, S. A.*	*Chicho, S. A.*	*Sterling,S. A.*	*Avicola, S. A.*
Revenue							
Net sales	B/. -	B/. 178,213	B/. 6,381	B/. 2,135	B/. -	B/. 122	B/. -
Net sales - internal affialiates	-	-	-	-	-	-	-
Total net sales	-	178,213	6,381	2,135	-	122	-
Dividends earned	2,011	-	-	-	-	-	-
Other income	16	1,320	167	-	8	-	-
Changes in the inventory of goods, in process and finished goods	-	(4,180)	2,322	(2)	-	-	-
Goods purchased for sale	-	(60,948)	-	(864)	-	(108)	-
Raw material and material used	-	(39,450)	-				-
Parcel land sold	-		(4,091)	-	-	-	-
Employees benefits	-	(27,202)	(1,171)	(381)	-	-	-
Depreciation and amortization	-	(5,478)	(303)	-	-	(7)	-
Adverstising, marketing and ads	-	(1,576)	(167)	-	-		-
Other expenses		(29,984)	(1,993)	(750)	(6)	(60)	-
Interest and financial charges	-	(3,824)	(437)	-	-		-
Interest income	-		182				
Share of profit (loss) on associate	-	(61)	-	-	-	-	-
Income before tax and discontinued operations	2,027	6,830	890	138	2	(53)	-
Income tax:				-	-	-	-
Current	-	(1,248)	(81)	(40)			
Deffered	-	-	-	-	-	-	-
Income tax	-	(1,248)	(81)	(40)	-	-	-
Net income	B/. 2,027	B/. 5,582	B/. 809	B/. 98	B/. 2	B/. (53)	B/. -

	Melo, S. A.	*Melo, S. A.*	*Mares, S. A. y Subsidiarias*	*Restauratantes, S. A.*	*Chicho, S. A.*	*Sterling,S. A.*	*Avicola, S. A.*
Balance at beginning of the year	B/. 5,257	B/. 11,146	B/. 6,473	B/. 365	B/. 15	B/. (80)	B/. (212)
Net income	2,027	5,582	809	98	2	(53)	-
	7,284	16,728	7,282	463	17	(133)	(212)
Dividends paid in action	(1,997)	-	-	-	-	-	-
Capitalized earning	-	(1,643)	(347)	(39)	-	-	-
Dividends paid in cash	(2,136)	(1,625)	(362)	-	-	-	-
Balance at year end	B/. 3,151	B/. 13,460	B/. 6,573	B/. 424	B/. 17	B/. (133)	B/. (212)

	Inversiones Pio Juan, S. A.	Conservas de Pollo, S. A.	Los Libertadores, S. A.	Colombia, , S. A.	Total	Eliminations		Consolidated
						Debit	Credit	
Revenue								
Net sales	B/. -	B/. 2,308	B/. -	B/. -	B/. 189,159	B/. -	B/. -	B/. 189,159
Net sales - internal affiliates	-	-	-	-	-	-	-	-
Total net sales		2,308	-	-	B/. 189,159	-	-	189,159
Dividends earned	-	-	-	-	2,011	2,011	-	-
Other income	24	97	4	-	1,636	35	-	1,601
Changes in the inventory of goods, in process and finished goods	-	-	-	-	(1,860)	-	-	(1,860)
Goods purchased for sale	-	-	-	-	(61,920)	-	-	(61,920)
Raw material and material used	-	(2,307)	-	-	(41,757)	-	-	(41,757)
Parcel land sold	-	-	-	-	(4,091)	-	-	(4,091)
Employees benefits	-	-	-	-	(28,754)	37	-	(28,791)
Depreciation and amortization	-	-	-	-	(5,788)	-	-	(5,788)
Adverstising, marketing and ads	-	-	-	-	(1,743)	-	-	(1,743)
Other expenses	(8)	(24)	(5)	-	(32,830)	16	37	(32,809)
Interest and financial charges	-	-	-	-	(4,261)	-	-	(4,261)
Interest income	-	-	-	-	182	-	-	182
Share of profit (loss) on associate	-	-	-	-	(61)	-	96	35
Income before tax and discontinued operations	16	74	(1)	-	9,923	2,099	133	7,957
Income tax:								
Current	(4)	-	-		(1,373)	2	-	(1,375)
Deffered		-	-	-	-	-	-	-
Income tax	(4)	-	-	-	(1,373)	2	-	(1,375)
Net income	B/. 12	B/. 74	B/. (1)	B/. -	B/. 8,550	B/. 2,101	B/. 133	B/. 6,582
	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 61	B/. -	B/. (61)
	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 2,162	B/. 133	B/. 6,521
Balance at beginning of the year	B/. 8	B/. 756	B/. 7	B/. -	23,735	B/. -	B/. 224	B/. 23,959
Net income	12	74	(1)	-	8,550	2,162	133	6,521
	20	830	6	-	32,285	2,162	357	30,480
Dividends paid in action		-	-	-	(1,997)	-	-	(1,997)
Capitalized earning	-	-	-	-	(2,029)	-	39	(1,990)
Dividends paid in cash	-	-	-	-	(4,123)	42	2,029	(2,136)
Balance at year end	B/. 20	B/. 830	B/. 6	B/. -	B/. 24,136	B/. 2,204	B/. 2,425	B/. 24,357